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Filed pursuant to Rule 424(b)(1)
under the Securities Act of 1933,
as amended, for Registration File No. 333-87864

Prospectus

500,000 Shares

Class A Non-Voting Common Stock

        The Class A Non-Voting Common Stock of Artesian Resources Corporation is quoted on the Nasdaq National Market under the symbol "ARTNA." On May 30, 2002, the last reported sale price of the Class A Non-Voting Common Stock on Nasdaq was $32.00 per share.

Before investing, you should review the "RISK FACTORS" beginning on page 5.

	Per Share	Total
Public Offering Price	$32.00	$16,000,000
Underwriting Discount	$1.34	$670,000
Proceeds to Artesian Resources	$30.66	$15,330,000

        We have granted to the Underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 75,000 additional shares of Class A Non-Voting Common Stock upon the same terms and conditions as the shares offered by this prospectus to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The Underwriters expect to deliver the shares of Class A Non-Voting Common Stock on or about June 5, 2002 in Philadelphia, Pennsylvania.

JANNEY MONTGOMERY SCOTT LLC	J.J.B. HILLIARD, W.L. LYONS, INC.

The date of this prospectus is May 31, 2002.

N
W
E
S
ARTESIAN
RESOURCES
WILMINGTON
RIVER
DELAWARE
NORTHERN
NEW CASTLE
AREA
NEW CASTLE
COUNTY
SOUTHERN
NEW CASTLE
AREA
SMYRNA / CLAYTON
AREA
EXCLUSIVE
SERVICE TERRITORY
MUNICIPAL SYSTEMS
UNDER CONTRACT
AREAS CURRENTLY TARGETED
FOR EXPANSION
DOVER
KENT
COUNTY
MAGNOLIA
AREA
DELAWARE
BAY
GEORGETOWN
SUSSEX
COUNTY
BEACH
AREA

STATE OF DELAWARE

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
FORWARD LOOKING STATEMENTS	4
RISK FACTORS	5
USE OF PROCEEDS	9
COMMON STOCK PRICE RANGE AND DIVIDENDS	9
CAPITALIZATION	10
SELECTED CONSOLIDATED FINANCIAL DATA	11
MANAGEMENT'S DISCUSSION AND ANALYSIS	13
OUR COMPANY	24
MANAGEMENT	31
DESCRIPTION OF CAPITAL STOCK	32
UNDERWRITING	38
LEGAL MATTERS	40
EXPERTS	40
WHERE YOU CAN FIND MORE INFORMATION	40
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

         This prospectus summary calls your attention to selected information in this document, but may not contain all the information that is important to you. Unless otherwise indicated, we have assumed in presenting information about outstanding shares of Class A Non-Voting Common Stock, including per share information, that the Underwriters' over-allotment option will not be exercised. The terms "we," "our," and "us" refer to Artesian Resources Corporation ("Artesian Resources") and its subsidiaries, including Artesian Water Company, Inc. ("Artesian Water"), Artesian Water Pennsylvania, Inc. ("Artesian Water PA"), Artesian Wastewater Management, Inc. ("Artesian Wastewater Management") and Artesian Development Corporation ("Artesian Development") unless the context suggests otherwise. The term "you" refers to a prospective investor. To understand the offering fully and for a more complete description of the offering, you should read this entire document carefully, including particularly the "RISK FACTORS" section, as well as the documents we have referred you to in the section called "WHERE YOU CAN FIND MORE INFORMATION."

Our Company

         Artesian Water, our principal subsidiary, is the oldest and largest regulated public water utility in the State of Delaware and has been providing water within the State since 1905. We distribute and sell water to residential, commercial, industrial, governmental, municipal and utility customers throughout Delaware. In addition, we provide contract services to other water providers, including operating services and billing functions.

        For the three months ended March 31, 2002, including our non-regulated operations, total revenues increased $784,000 to $7.7 million as compared to the three months ended March 31, 2001, and net income applicable to common stockholders increased $280,000 to $536,000 as compared to the three months ended March 31, 2001. For the year ended December 31, 2001, including our non-regulated operations, we reported total revenues of $32.0 million and net income applicable to common stockholders of $3.3 million, an increase of 16% and 37%, respectively, over revenues and net income applicable to common stockholders for the previous year. Our annualized dividend increased from $0.92 per share for the fiscal year ended December 31, 1997 to an annualized dividend of $1.16 per share based upon our current quarterly dividend of $0.29 per share.

        As of March 31, 2002, we had 66,477 metered customers and served a population of approximately 220,000. According to a 2001 report of the U.S. Census Bureau, this represented 27% of Delaware's estimated total population. The total number of customers we serve has grown 27% since 1992. Substantial portions of Delaware, particularly outside of northern New Castle County, are not served by a public water system and represent potential new exclusive service areas for Artesian Water. According to estimates of the U.S. Census Bureau, the population of Delaware has increased 18% since 1990, the 14th largest percentage increase among the states. Sussex County in southern Delaware, an area we have targeted for continued expansion, has experienced the State's most significant growth with a population increase of approximately 38% since 1990.

        Our primary source of water is from deep aquifers and other water bearing formations. As a result, our supply of water is generally not impacted by weather-related drought or land use contamination to the same degree as surface water sources utilized by other water providers. As of December 31, 2001, our peak water supply capacity was approximately 43.0 million gallons per day, or mgd, while our peak water demand in 2001 was approximately 27.9 mgd. We have identified sufficient sources of supply to serve our expanding customer base for the foreseeable future.

        Our objective is to strengthen our position as a leading water provider in the State of Delaware and achieve sustainable growth in our revenues and earnings by:

  •
  broadening our customer base in our existing exclusive service territories;

  •
  increasing our service area through the acquisition of new exclusive service territories;

  •
  pursuing contract management opportunities with other water providers;

  •
  acquiring additional water systems;

  •
  capitalizing on our dependable supply of high quality water;

  •
  expanding our wastewater business; and

  •
  maintaining our active community relations program and participation in policy-making forums.

        To support our strategic initiatives, we have budgeted capital investments in 2002 of approximately $22.8 million. These planned capital investments include $9.6 million for the construction of new treatment facilities and enhancements to our existing facilities, $10.2 million for transmission and distribution facilities and $3.0 million for other general plant and equipment.

Our Address and Telephone Number

         Our executive offices are located at 664 Churchmans Road, Newark, Delaware 19702, and our telephone number is (302) 453-6900.

The Offering

Class A Non-Voting Common Stock, $1 par value	500,000 shares
Common Stock to be outstanding after the offering:
Class A Non-Voting Common Stock	2,168,679 shares
Class B Common Stock	391,824 shares
Total Common Stock outstanding	2,560,503 shares
Nasdaq symbol	ARTNA
Class A Non-Voting Common Stock 52-week price range (through May 30, 2002)	$24.40-$34.00
Annualized dividend rate	$1.16 per share
Use of Proceeds	We will use the net proceeds of this offering to repay certain short-term borrowings of Artesian Water.

        The shares of common stock in the table above to be outstanding after the offering are based on our shares outstanding as of May 6, 2002 and exclude an aggregate of 155,498 shares issuable upon the exercise of outstanding options under our stock option plans as of May 6, 2002, at a weighted average exercise price of $19.84 per share, of which 103,708 were fully vested and exercisable.

        The annualized dividend rate gives effect to the increase in our quarterly dividend to $0.29 per share from $0.28 per share, which was paid on February 22, 2002 to stockholders of record on February 12, 2002.

        On May 1, 2002, we declared a quarterly dividend of $0.29 per share payable on May 24, 2002 to stockholders of record on May 14, 2002.

Summary Consolidated Financial Information

(In thousands, except per share and operating data)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)
Statement of Operations:
Water sales	$7,570	$6,835	$31,362	$27,090	$26,310	$25,096	$22,003
Total operating revenues	7,744	6,960	31,987	27,551	26,777	25,466	22,340
Total operating expenses	6,232	5,690	24,586	21,340	20,687	19,799	17,933
Operating income	1,512	1,270	7,401	6,211	6,090	5,667	4,407
Interest charges	1,116	1,085	4,537	4,055	3,298	3,162	2,580
Net income applicable to common stock	536	256	3,270	2,390	2,909	2,638	1,892
Net income per share of common stock:
Basic	$0.26	$0.13	$1.61	$1.19	$1.48	$1.47	$1.07
Diluted	$0.25	$0.12	$1.58	$1.17	$1.46	$1.45	$1.07
Average shares of common stock outstanding:
Basic	2,051	2,017	2,026	2,007	1,961	1,796	1,762
Diluted	2,112	2,058	2,072	2,044	1,996	1,816	1,775
Cash dividends per share of common stock	$0.29	$0.275	$1.11	$1.10	$1.06	$0.97	$0.92
		As of or For the Year Ended December 31,
	As of March 31, 2002
		2001	2000	1999	1998	1997
	(unaudited)
Balance Sheet:
Utility plant and equipment, at original cost less accumulated depreciation	$157,629	$152,356	$134,038	$122,481	$109,780	$97,694
Total assets	167,396	163,534	144,407	132,482	119,376	107,867
Notes payable	20,042	16,118	2,000	7,617	7,704	1,164
Long-term debt and redeemable preferred stock, including current portions	50,552	50,998	52,236	36,165	32,696	32,861
Stockholders' equity	34,652	34,445	32,829	32,356	27,933	26,587
Operating Data:
Average water sales per customer		$474	$417	$420	$419	$376
Water pumped (millions of gallons)		7,321	6,886	6,758	6,739	6,637
Number of metered customers		66,173	64,902	62,621	60,688	59,218
Population served		220,113	213,761	206,137	200,856	197,432
Miles of water main		888	872	842	820	797

Population served includes our contract customers for whom we provide water, but does not include our contract customers for whom we provide non-water services only.

FORWARD LOOKING STATEMENTS

        We discuss in this prospectus and in documents that we have incorporated into this prospectus by reference certain matters that are not historical facts, but which are "forward looking statements." We intend these "forward looking statements" to qualify for safe harbor protection from liability established by the Private Securities Litigation Reform Act of 1995. These "forward looking statements" include, but are not limited to, statements regarding:

  •
  our expected profitability and results of operations;

  •
  our annualized dividend;

  •
  our obligations and investment plans in 2002;

  •
  the amount and timing of rate increases;

  •
  the anticipated hearing date for our April 2, 2002 rate request, and the anticipated effect on our results of operations as a result of the petition filed by the City of Wilmington;

  •
  our strategic initiatives;

  •
  the availability of our water supply;

  •
  whether we will be able to expand our exclusive service territories;

  •
  whether we will offer or replace debt securities; and

  •
  whether and when Artesian Water PA will commence operation.

        The "forward looking statements" in this prospectus reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen, and our quarterly results are not necessarily indicative of our results for the entire year. We are not promising to make any public announcement when we think "forward looking statements" in this prospectus are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

        Important matters that may affect what will actually happen include, but are not limited to:

  •
  rates we are permitted to charge our customers;

  •
  changes in government policies or regulations;

  •
  changes in weather, including drought conditions;

  •
  material changes in demand for water from our customers, including the impact of conservation efforts;

  •
  changes in economic conditions; and

  •
  other matters described in the "RISK FACTORS" section.

RISK FACTORS

        We have described for you below some risks involved in investing in the Class A Non-Voting Common Stock offered under this prospectus. A word of caution: this is not a complete list of every risk. You should carefully consider each of the following factors and all of the information both in this prospectus and in the other documents we refer you to in the section called "WHERE YOU CAN FIND MORE INFORMATION."

The rates we charge our customers are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

        Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers, which are subject to approval by the Delaware Public Service Commission, or Delaware PSC. We file rate increase requests with the Delaware PSC, from time to time, to recover our investments in utility plant and equipment and projected expenses. The Delaware PSC determines whether the investments and expenses are recoverable, the length in time over which such costs are recoverable, or because of changes in circumstances, whether a remaining balance of deferred investment or expense is no longer recoverable in rates charged to customers. Once a rate increase petition is filed with the Delaware PSC, the ensuing administrative and hearing process may be lengthy and costly. The timing of our rate increase requests are therefore dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase. On April 2, 2002, we petitioned the Delaware PSC for a rate increase of 23.1%, or $7.5 million on an annualized basis. On or about May 15, 2002, the City of Wilmington petitioned to intervene in that rate request. The City of Wilmington is challenging the approval of a new industrial rate classification for water service to a General Motors facility that has received water service from both the City of Wilmington and Artesian Water. We can provide no assurances that an industrial rate classification for water service to General Motors will be approved in this rate request or that we will be able to continue to provide water service to General Motors. In addition, we can provide no assurances that this rate increase request, or future requests, will be approved by applicable regulatory agencies; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we initially sought the rate increase. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

        In addition, while a rate increase request is pending, we are permitted to place rate increases into effect on a temporary basis. If a permitted temporary rate increase is determined to be in excess of rates that, after the administrative process, the Delaware PSC ultimately deems appropriate, we must refund the excess portion plus interest to our customers, which may adversely affect our results of operations.

We are subject to federal, state and local regulation that may impose costly limitations and restrictions on the way we do business.

        Various federal, state and local authorities regulate many aspects of our business. This includes regulation that provides for the grant of Certificates of Public Convenience and Necessity, or CPCNs, which, under the statutory process, have been interpreted to provide water utilities regulated by the Delaware PSC, or water utilities, the exclusive right to serve water utility customers in designated service areas. There may be, however, limited circumstances where third parties may be permitted to provide water service in our designated service areas, based on prior agreements or practices that may pre-date the existing CPCN statutory process.

        Among the most important of the regulations that we are subject to are those relating to the quality of water we supply our customers, and water allocation rights. Government authorities continually review these regulations, particularly the primary water quality regulations, and may propose and adopt new or more restrictive requirements in the future. We are required to perform water quality tests that are monitored by the Delaware Division of Public Health, or Delaware DPH, for the detection of certain chemicals and compounds in our water. If we detect certain chemicals or compounds in our water supply, or if new or more restrictive limitations on permissible levels of substances and contaminants in our water are imposed, we may be required to interrupt or stop the use of certain sources of supply or to remove the contaminants. We may not be able to adequately predict the costs necessary to meet the regulatory standards. If the implementation of new water treatment procedures in response to the detection of certain chemicals or compounds or compliance with more restrictive water quality regulations are too costly, or if we fail to comply with such regulations, it could have a material adverse effect on our financial condition and results of operations.

        We are also subject to water allocation regulations that control the amount of water that we can draw from water sources. Our access to aquifers within our service territory is subject to water-level draw down limits, annual, monthly and daily pumpage limits, and well field allocation pumpage limits. As a result, changed enforcement of current standards or new or more restrictive water allocation regulations may have an adverse effect on our ability to supply the demands of our customers, and in turn, on our water supply revenues and results of operations.

        In addition to regulations related to our water supply, approval from the Delaware PSC must be obtained prior to the sale and issuance of securities by Artesian Water, or the acquisition of control of Artesian Resources by a third party. Our inability to obtain approval from the Delaware PSC on these matters, or to obtain approval in a timely manner, may impact our ability to effect transactions that are profitable to us and our stockholders.

We face competition from other water utilities for the acquisition of new exclusive service territories.

        Water utilities competitively pursue the right to exclusively serve territories in Delaware by entering into agreements with landowners, developers or municipalities and, under current law, then applying to the Delaware PSC for a CPCN, which grants a water utility the exclusive right to serve all existing and new customers of a water utility within a designated area. Typically, water utilities enter into agreements with developers who have approval from county governments with respect to proposed subdivisions or developments. Once a CPCN is granted to a water utility, generally it may not be suspended or terminated unless the Delaware PSC determines in accordance with its rules and regulations that good cause exists for any such suspension or termination. Therefore, we face competition from other water utilities as we pursue the right to exclusively serve territories. If we are unable to enter into agreements with landowners, developers or municipalities and secure CPCNs for the right to exclusively serve territories in Delaware, our ability to expand may be significantly impeded.

Our business is subject to seasonal fluctuations that could adversely affect demand for our water service and our revenues.

        Demand for water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with cooling systems, swimming pools, irrigation systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand for water will vary with temperature and rainfall. In the event that temperatures during the typically warmer months are cooler than expected, or there is more rainfall than expected, the demand for water may decrease and our revenues may be adversely affected.

Drought conditions may impact our ability to serve our current and future customers, and may impact our customers' use of water, which may adversely affect our financial condition and results of operations.

        We depend on an adequate water supply to meet the present and future demands of our customers and to continue our expansion efforts. Drought conditions could negatively impact our water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. Any interruption in our water supply could have a material adverse effect on our financial condition and results of operations. Moreover, governmental restrictions on water usage during drought conditions may result in a decreased demand for our water, which may adversely affect our revenues and earnings.

        On March 5, 2002, the Governor of Delaware issued a statewide drought "warning." Under the drought "warning," all state facilities are required to impose a ban on non-essential use of water and residents are urged to restrict voluntarily the non-essential use of water. The Governor, at his or her discretion, without prior notice or hearing, or the Delaware River Basin Commission, or DRBC, after public hearing, may issue a drought "emergency," that would restrict mandatorily the non-essential use of water. Any decrease in water usage by our customers as a result of the drought "warning," or as a result of a drought "emergency," if issued, may adversely affect our revenues.

Contamination to our water supply may cause disruption in our services and adversely affect our revenues.

        Our sources of supply may become contaminated by naturally-occurring or man-made compounds and events. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to install treatment equipment or substitute the flow of water from an uncontaminated water source through our interconnected transmission and distribution facilities. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities, or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, may have an adverse effect on our revenues.

        In addition, in the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the health and security of the United States of America, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. We are not aware of any specific threats to our facilities, operations or supplies; however, it is possible that we would not be in a position to control the outcome or the costs of such events should they occur, which could have an adverse effect on our results of operations.

We depend on the availability of capital for expansion, construction and maintenance.

        Our ability to continue our expansion efforts and fund our utility construction and maintenance program depends on the availability of adequate capital. There is no guarantee that we will be able to obtain sufficient capital in the future on favorable terms and conditions for expansion, construction and maintenance. In the event we are unable to obtain sufficient capital, our expansion efforts could be curtailed, which may affect our growth and may affect our future results of operations.

Our principal stockholders have significant control over the outcome of most fundamental corporate matters and our Restated Certificate of Incorporation, as amended, contains certain provisions that may delay or prevent a change of control.

        As of May 6, 2002, members of the Taylor family, which include Dian C. Taylor, our Chair of the Board, Chief Executive Officer and President, and Norman H. Taylor, Jr. and John R. Eisenbrey, Jr., two of our other directors, beneficially owned 71.3% of the outstanding Class B Common Stock and 5.6% of the outstanding Class A Non-Voting Common Stock and our directors and executive officers as a group beneficially owned 44.2% of the outstanding Class B Common Stock and 4.3% of the outstanding Class A Non-Voting Common Stock. The holders of Class B Common Stock generally have the exclusive right to vote on most fundamental corporate decisions, including the election of our board of directors. As a result, these principal stockholders will have significant control over the outcome of most fundamental corporate matters. If you purchase shares of Class A Non-Voting Common Stock, you will not be able to vote on most fundamental corporate matters, including the election of our board of directors.

        In addition, we have adopted certain provisions in our Restated Certificate of Incorporation, as amended, and By-laws that may have anti-takeover implications, including a classified board of directors with staggered terms and higher stockholder voting requirements for certain corporate actions. These provisions could discourage, delay or prevent a change of control.

Our ability to pay dividends is limited by our Restated Certificate of Incorporation, as amended, preferred stock and bond covenants.

        Our Restated Certificate of Incorporation, as amended, requires that we pay or set aside for payment all accrued dividends and sinking fund payments payable on any outstanding preferred stock before we can pay dividends on our common stock.

        There are a number of other factors that determine both our ability to pay dividends on our common stock and the amount of those dividends. These factors include:

  •
  certain limitations on dividend payments in our bond covenants included in our trust indentures;

  •
  our earnings, capital requirements and financial condition; and

  •
  other factors, including the timeliness and adequacy of rate increases granted to Artesian Water.

        We cannot guarantee that we will continue to pay dividends on our common stock in the future or in amounts similar to past dividends.

USE OF PROCEEDS

        The net proceeds from the sale of the 500,000 shares of Class A Non-Voting Common Stock offered by this prospectus, after deducting the Underwriters' discounts and estimated offering expenses, are estimated to be $14.9 million ($17.2 million if the Underwriters' over-allotment option is exercised in full). We will use the entire net proceeds to fund a paid-in capital contribution in the same amount to our subsidiary, Artesian Water. Artesian Water will use the paid-in capital contribution to repay short- term borrowings incurred primarily to finance expenses associated with its construction program, including investment in utility plant and equipment. These proceeds will reduce Artesian Water's debt to total capitalization ratio, which we believe will improve Artesian Water's ability to issue additional long-term debt to finance future capital investments.

        At March 31, 2002, Artesian Water had lines of credit with three separate financial institutions, one of which is PNC Bank, Delaware, or PNC Bank, totaling $35.0 million to meet its temporary cash requirements. J.J.B. Hilliard, W.L. Lyons, Inc., one of the Underwriters, is an affiliate of PNC Bank. We will use approximately $8.5 million, which constitutes 57% of the estimated net proceeds from this offering, to pay down our line of credit with PNC Bank. These lines of credit are unsecured. As of March 31, 2002, we had $15.0 million of available funds under these lines. The interest rate for borrowings under each of these lines is the London Interbank Offering Rate plus 1.0% or the banks' federal funds rate plus 1.0%, and as of March 31, 2002, the weighted average rate was 2.52%. These lines of credit mature in May and June 2003. All of the lines of credit are reviewed annually by each bank for renewal.

COMMON STOCK PRICE RANGE AND DIVIDENDS

        Our Class A Non-Voting Common Stock is listed on the Nasdaq National Market and trades under the symbol "ARTNA." On April 30, 2002, there were 745 holders of record of the Class A Non-Voting Common Stock. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Class A Non-Voting Common Stock on the Nasdaq National Market and the cash dividends declared per share:

	High	Low	Dividend Per Share
2000
First Quarter	$31.50	$21.00	$0.270
Second Quarter	26.00	22.00	0.275
Third Quarter	25.00	22.00	0.275
Fourth Quarter	26.50	21.77	0.275
2001
First Quarter	$26.75	$23.25	$0.275
Second Quarter	26.98	23.55	0.275
Third Quarter	28.50	24.55	0.280
Fourth Quarter	30.94	26.25	0.280
2002
First Quarter	$31.50	$28.60	$0.290
Second Quarter (through May 30, 2002)	34.00	30.25	0.290

        The closing sale prices shown above reflect prices between dealers and do not include retail markups or markdowns or commissions and may not necessarily represent actual transactions. On May 1, 2002, we declared a quarterly dividend of $0.29 per share payable on May 24, 2002 to stockholders of record on May 14, 2002.

        Our Class B Common Stock is quoted on the OTC Bulletin Board under the symbol "ARTNB." There has been a limited and sporadic public trading market for the Class B Common Stock. As of April 30, 2002, the last reported trade of the Class B Common Stock on the OTC Bulletin Board was at a price of $26.55 per share on March 12, 2002. As of April 30, 2002, we had 226 holders of record of the Class B Common Stock. The Class B Common Stock receives the same dividend per share as the Class A Non-Voting Common Stock.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2002 and as adjusted to give effect to the sale of 500,000 shares of Class A Non-Voting Common Stock and the application of estimated net proceeds of $14.9 million. The following should be read in conjunction with our Financial Statements and the related Notes which are included in this prospectus.

	As of March 31, 2002
	Actual		As Adjusted
	Amount	Percent	Amount	Percent
	(In thousands)

Long-term debt, net of current portion	$49,100	58.5%	$49,100	49.7%

9.96% Cumulative Prior Preferred Stock — mandatorily redeemable	100	0.1	100	0.1

7% Prior Preferred Stock	272	0.3	272	0.3

Common stockholders' equity:
Class A Non-Voting Common Stock	1,665	2.0	2,165	2.2
Class B Common Stock	392	0.5	392	0.4
Additional paid-in capital	25,389	30.3	39,769	40.3
Retained earnings	6,934	8.3	6,934	7.0

Total common stockholders' equity	34,380	41.1	49,260	49.9

Total capitalization	$83,852	100.0%	$98,732	100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

        In the table below, we provide you with our selected financial data on a consolidated basis as of and for each year in the five-year period ended December 31, 2001 and the quarterly periods ended March 31, 2001 and March 31, 2002. You should read this table in conjunction with the consolidated financial statements, related notes and other financial information included in this prospectus.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)		(In thousands, except per share data)
Statement of Operations:
Operating revenues
Water sales	$7,570	$6,855	$31,362	$27,090	$26,310	$25,096	$22,003
Other revenue	174	125	625	461	467	370	337

Total operating revenues	7,744	6,960	31,987	27,551	26,777	25,466	22,340

Operating expenses
Operating and maintenance	4,602	4,360	17,619	15,399	14,690	14,273	12,775
Depreciation and amortization	812	708	3,001	2,706	2,417	2,183	2,441
State and federal income taxes	373	169	2,184	1,619	1,960	1,808	1,278
Property and other taxes	445	453	1,782	1,616	1,620	1,535	1,439

Total operating expenses	6,232	5,690	24,586	21,340	20,687	19,799	17,933

Operating income	1,512	1,270	7,401	6,211	6,090	5,667	4,407

Other income (expense), net	152	86	457	295	188	215	158

Total income before interest charges	1,664	1,356	7,858	6,506	6,278	5,882	4,565
Interest charges	1,116	1,085	4,537	4,055	3,298	3,162	2,580

Net income	548	271	3,321	2,451	2,980	2,720	1,985
Dividends on preferred stock	12	15	51	61	71	82	93

Net income applicable to common stock	$536	$256	$3,270	$2,390	$2,909	$2,638	$1,892

Net income per share of common stock:
Basic	$0.26	$0.13	$1.61	$1.19	$1.48	$1.47	$1.07

Diluted	$0.25	$0.12	$1.58	$1.17	$1.46	$1.45	$1.07

Average shares of common stock outstanding:
Basic	2,051	2,017	2,026	2,007	1,961	1,796	1,762
Diluted	2,112	2,058	2,072	2,044	1,996	1,816	1,775
Cash dividends per share of common stock	$0.29	$0.275	$1.11	$1.10	$1.06	$0.97	$0.92

		As of or For the Year Ended December 31,
	As of March 31, 2002
		2001	2000	1999	1998	1997
	(unaudited)	(In thousands, except operating data)
Balance Sheet:
Utility plant and equipment, at original cost less accumulated depreciation	$157,629	$152,356	$134,038	$122,481	$109,780	$97,694
Total assets	167,396	163,534	144,407	132,482	119,376	107,867
Notes payable	20,042	16,118	2,000	7,617	7,704	1,164
Long-term debt and redeemable preferred stock, including current portions	50,552	50,998	52,236	36,165	32,696	32,861
Stockholders' equity	34,652	34,445	32,829	32,356	27,933	26,587
Total capitalization	83,852	84,015	83,846	67,285	60,486	59,290
Operating Data:
Average water sales per customer		$474	$417	$420	$419	$376
Water pumped (millions of gallons)		7,321	6,886	6,758	6,739	6,637
Number of metered customers		66,173	64,902	62,621	60,688	59,218
Population served		220,113	213,761	206,137	200,856	197,432
Miles of water main		888	872	842	820	797

Population served includes our contract customers for whom we provide water, but does not include our contract customers for whom we provide non-water services only.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Information

        We are a non-operating holding company, whose income is derived from the earnings of our four wholly owned subsidiary companies. Artesian Water, our principal subsidiary, is the oldest and largest public water utility in the State of Delaware and has been providing water service within the State since 1905. We distribute and sell water to residential, commercial, industrial, governmental, municipal and utility customers throughout Delaware. We also have contract operation agreements with six private and municipal water providers, pursuant to which we provide various services including operations and billing functions. For the year ended December 31, 2001, approximately 99.6% of our earnings were attributable to Artesian Water's service to customers, with the remaining 0.4% related to the other subsidiaries.

        Most of our income and profitability is primarily attributable to the sale of water by Artesian Water, the amount of which is dependent on seasonal fluctuations in weather, particularly during the typically warmer months when water demand may vary with rainfall and temperature.

        Our other water utility subsidiary, Artesian Water PA, is currently seeking recognition, in the form of an application for a Certificate of Convenience and Necessity, from the Pennsylvania Public Utility Commission, or Pennsylvania PUC, as a regulated utility. By the end of the third quarter of 2002, we expect to begin operations in Pennsylvania by providing water service to a residential community consisting of 40 homes in Chester County.

        Our non-regulated subsidiaries are Artesian Wastewater Management and Artesian Development. Artesian Wastewater Management owns a one-third interest in AquaStructure Delaware, LLC, or AquaStructure, whose primary activity is designing, building and/or operating wastewater treatment facilities. The sole asset of Artesian Development is an 11-acre parcel of land located adjacent to our corporate headquarters that is zoned for office buildings.

Water Utility Regulatory Matters and Inflation

        As of March 31, 2002, we had 66,477 metered customers and served a population of approximately 220,000, 27% of Delaware's total population. The Delaware PSC regulates Artesian Water's rate charges for water service, the issuance of CPCNs, the sale and issuance of securities by Artesian Water and other matters. We periodically seek and receive rate increases to cover the cost of increased expenses due to additional investments in utility plant and equipment and other costs of doing business. Increases in customers served by Artesian Water also contribute to increases in our operating revenues.

        We are affected by inflation, most notably by the continually increasing costs required to maintain, improve and expand our service capability and facilities. The cumulative effect of inflation results in significantly higher facility costs, compared to investments previously made, which must be recovered from future cash flows. In 2001, Delaware passed a statute permitting water utilities to put into effect, on a semi-annual basis, increases in customer rates related to investments made in specific types of system improvements through a Distribution System Improvement Charge, or DSIC. This charge is available to water utilities to be implemented between general rate increase applications, which normally recognize changes in a water utility's overall financial position, and significantly reduces expenses associated with general rate increase requests. The first effective date for the implementation of DSIC was January 1, 2002. We requested on November 30, 2001, and subsequently implemented, a 0.53% overall surcharge for bills rendered subsequent to January 1, 2002.

Significant Accounting Policies

        We record water service revenue, including amounts billed to customers on a cycle basis and unbilled amounts, based upon estimated usage from the date of the last meter reading to the end of the accounting period. These estimates are made on an individual customer basis, based on the previous year's consumption in the same period, and are adjusted to reflect current changes in water demand on a system-wide basis. While actual usage for individual customers may differ materially from the estimate, we believe the overall total estimate of consumption and revenue for the fiscal period will not differ materially from actual billed consumption, as the overall estimate has been adjusted to reflect any change in overall demand on the system for the period.

        Artesian Water records deferred regulatory assets, which are expenses that may be recovered over various lengths of time as prescribed by the Delaware PSC, under Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." As Artesian Water incurs certain expenses, such as expenses related to rate case applications, a deferred regulatory asset is created. Adjustments to these deferred regulatory assets are made when the Delaware PSC determines whether the expense is recoverable in rates, the length of time over which an expense is recoverable, or, because of changes in circumstances, whether a remaining balance of deferred expense is no longer recoverable in rates charged to customers. Adjustments to reflect changes in recoverability of certain deferred regulatory assets may have a material effect on our financial results.

Results of Operations

March 31, 2002 compared to March 31, 2001

  Operating Revenues

        Revenues totaled $7.7 million for the quarter ended March 31, 2002 and were 11.3% above revenues of $7.0 million for the quarter ended March 31, 2001, reflecting an increase in water sales of 10.8% due to customer growth and rate increases approved by the Delaware PSC, effective February 1, 2001 and July 1, 2001. We realized 97.8% of our total revenue for the quarter ended March 31, 2002 from the sale of water and 2.2% of our revenue principally from contract operations, antenna leases on water tanks and wastewater management services.

  Operating Expenses

        Operating expenses, excluding depreciation and taxes, increased $242,000, or 5.6%, to $4.6 million for the quarter ended March 31, 2002. The increase in operating expenses resulted primarily from an increase in payroll and related expenses, purchased water expenditures and tank painting expenses. Payroll and related expenses increased $63,000 compared to the quarter ended March 31, 2001 principally due to increases in annual merit compensation. Purchased water expenditures increased $61,000 during the quarter ended March 31, 2002 over the comparable period in 2001 primarily due to the resting of two well fields. Tank painting expenses increased $49,000 during the quarter ended March 31, 2002 compared to the quarter ended March 31, 2001, because the quarter ended March 31, 2002 includes three months of expenses compared to one month of expenses in the quarter ended March 31, 2001 reflecting the commencement of a five year tank painting contract on March 1, 2001. The ratio of operating expense, excluding depreciation and taxes, to total revenue was 59.4% for the quarter ended March 31, 2002, compared to 62.6% for the quarter ended March 31, 2001.

        Depreciation and amortization expense increased $104,000, or 14.7%, for the quarter ended March 31, 2002 compared to the quarter ended March 31, 2001, due to increases in our utility plant and equipment. Income tax expense increased $204,000 for the quarter ended March 31, 2002 compared to the quarter ended March 31, 2001, due to increased profitability.

  Interest Charges

        Interest charges increased $31,000, or 2.9%, for the quarter ended March 31, 2002 compared to the quarter ended March 31, 2001, primarily due to an increase in interest related to the $4.3 million note issued to the Delaware DPH on January 31, 2001. Interest began accruing when we received the funds in August 2001.

  Net Income

        For the quarter ended March 31, 2002, our net income applicable to common stock increased $280,000 compared to the same period in 2001. The increase in net income was primarily due to rate increases authorized in 2001 and continued customer growth.

2001 Compared to 2000

  Operating Revenues

        Revenues totaled $32.0 million in 2001 and were 16.1% above revenues in 2000 of $27.6 million, reflecting an increase in water sales of 15.8% due to customer growth and rate increases approved by the Delaware PSC in 2001. We realized 98.0% of our total revenue in 2001 from the sale of water.

        We filed an application with the Delaware PSC on December 5, 2000 to increase rates for water service for all of Artesian Water's customers. A temporary rate increase, calculated to increase annualized revenues $2.5 million, was approved by the Delaware PSC and placed into effect on February 3, 2001. In Delaware, utilities are permitted to place rates into effect on a temporary basis pending completion of a rate increase proceeding. If such rates are found to be in excess of rates the Delaware PSC finds to be appropriate, the utility must refund the portion found in excess to customers with interest. We received final approval on June 19, 2001 to increase rates up to a total annualized increase in revenues of $3.7 million, or $1.2 million more than permitted under temporary rates. The approval was the result of a stipulated settlement reached by the Delaware PSC Staff and Division of Public Advocate. The increase in revenues for the various customer classes will not consistently match changes in consumption levels for the class primarily due to our use of a multiple rate block structure. This structure charges different rates for different levels of consumption. In addition, rate increases are distributed among the rate blocks and service charges through a cost of service analysis and may not reflect, on an individual class or charge basis, the overall increase in rates approved by the Delaware PSC.

        The following table sets forth our percentage of revenues by customer class for the years ended December 31, 2001, 2000 and 1999.

Percentage of Revenues by Customer Class

	2001	2000	1999
Residential	60.3%	59.6%	60.5%
Commercial	24.8	25.7	24.7
Industrial	1.2	0.7	0.7
Government and other water sales	11.7	12.3	12.4
Other utility operations	1.6	1.5	1.6
Non-utility operations	0.4	0.2	0.1

Total	100.0%	100.0%	100.0%

  Residential

        Residential water service revenues in 2001 amounted to $19.3 million, an increase of 17.4% over the $16.4 million recorded in 2000. The increase in 2001 follows an increase of 1.4% in 2000. The volume of water sold to residential customers, however, decreased marginally from 3,817 million gallons in 2000 to 3,809 million gallons in 2001. The number of residential customers served increased 2.0% in 2001.

  Commercial

        Revenues from commercial customers in 2001 increased by 12.1% to $7.9 million from $7.1 million in 2000. The volume of water sold to commercial customers increased by 16.9% from 2,039 million gallons in 2000 to 2,384 million gallons in 2001. The number of commercial customers served increased 1.1% in 2001.

  Industrial

        Revenues from industrial customers and the volume of water sold to industrial customers in 2001 increased significantly to $400,000, from $207,000 in 2000, and to 165 million gallons, from 79 million gallons in 2000, respectively. These increases were primarily a result of the addition of one new customer.

  Government and Other Water Sales

        Government and other water sales in 2001 increased by 10.9% to $3.7 million, from $3.4 million in 2000. Revenues derived from state, federal and local governmental agencies totaled $683,000 in 2001, exceeding 2000 revenue by 41.8%. The remaining revenue increase was derived from the sale of water to neighboring utilities, public fire protection service, pools and other temporary and seasonal customers.

  Other Utility Operations

        Other utility operations, which include revenue derived from contract operations, antenna leases on water tanks and finance charges, increased $91,000, or 22.0%, in 2001 to $509,000, from $418,000 in 2000. The increase was primarily a result of a 28.3% increase in revenues for antenna leases and the addition of contract operation agreements.

  Non-Utility Operations

        Non-utility operations includes revenue derived from our wastewater services, which increased in 2001 to $116,000 from $43,000 in 2000. The increase principally relates to income received from our interest in AquaStructure.

  Operating Expenses

        Operating expenses, excluding depreciation and taxes, increased $2.2 million, or 14.4%, to $17.6 million in 2001. The increase in operating expenses resulted primarily from an increase in payroll and related expense of $1.2 million, or 15.7%, due to the addition of new employees and increases in annual merit compensation. In addition, purchased water expenditures increased $201,000 over 2000 levels, despite continuing to maintain minimum purchase requirements, primarily due to the recognition of a credit in 2000 for water sold back to a provider in 2000. Repair and maintenance expenses increased as a result of an increase of $244,000 for tank painting expense, which reflects the first year of a five-year tank painting and maintenance agreement, which we entered into in 2000. Water treatment expense increased $86,000, reflecting the increased amount of chemicals used as a result of an increase in water pumped and a $42,000 increase related to the expanded testing of our sources of supply. Administrative expenses increased $481,000, which primarily reflects the one-time $280,000 expense recognition for legal costs associated with the discontinued negotiations for the purchase of Tidewater Utilities, a subsidiary of Middlesex Water Company. In addition, a $74,000 increase in our auditing and tax expense was recorded and reflects an increase in fees associated with the 2001 year end audit and additional fees related to our 2000 year end audit services. The remaining increase of $127,000 represented increases in a number of administrative expenses including bank fees, customer survey expense, regulatory commission expense and training expenses. The ratio of operating expense, excluding depreciation and taxes, to total revenue was 55.1% for the year ended December 31, 2001, compared to 55.9% for the year ended December 31, 2000.

        The following table sets forth our percentage of total operating expenses by category for the years ended December 31, 2001, 2000 and 1999.

Operating Expenses

	2001	2000	1999
Payroll and associated expense	50.5%	49.9%	47.6%
Purchased water	15.6	16.6	16.6
Repair and maintenance	5.1	4.2	4.2
Water treatment	3.5	3.4	3.2
Administrative	24.9	25.6	28.1
Non-utility operations	0.4	0.3	0.3

Total Operating Expenses	100.0%	100.0%	100.0%

        Depreciation and amortization expense increased $295,000, or 10.9%, due to increases in our utility plant in service. Income tax expense increased $565,000, or 34.9%, due to increased profitability in 2001. Our total effective income tax rate for 2001 and 2000 was 39.7% and 39.8%, respectively.

  Interest Charges

        Interest charges increased $482,000, or 11.9%, primarily due to an increase of $949,000 in interest related to long-term debt due to a full year recognition of interest on the Series O First Mortgage Bonds issued December 29, 2000, and the interest associated with the $4.3 million note issued to the Delaware DPH on January 31, 2001. Interest began accruing when we received the funds in August 2001. This increase was partially offset by a $353,000 decrease in interest associated with our short-term debt. The average outstanding lines of credit during 2001 of $14.2 million increased by $1.4 million, compared to the average outstanding lines of credit during 2000 of $12.8 million; however, the average interest rate applied to these balances decreased from 7.2% in 2000 to 4.8% in 2001. In addition, interest charges related to the early redemption of the Series K First Mortgage Bonds of $47,000, and $65,000 for refunds of revenues collected under a temporary rate increase order that were in excess of the final rate increase award in 2000, were reflected in 2000 for which no similar entry was recorded in 2001.

  Net Income

        For the year ended December 31, 2001, our net income applicable to common stock increased $880,000, or 36.8%, compared to the same period in 2000. The increase in net income was primarily due to rate increases authorized in 2000 and 2001, increases in consumption following a period of reduced consumption in 2000, a year with unusual frequency of summer rainfall, continued customer growth and lower interest rates on short-term lines of credit.

2000 Compared to 1999

  Operating Revenues

        Revenues totaled $27.6 million in 2000 and were 2.9% above revenues in 1999 of $26.8 million, primarily reflecting an increase in water sales due to customer growth of 3.6% and rate increases approved by the Delaware PSC in 2000. The increased revenues from the approved rate increase were offset by a decrease in usage per customer. The decrease in our rate of consumption per customer was a result of the unusual frequency of rainfall during the summer of 2000. We realized 98.3% of our total revenue in 2000 from the sale of water.

        We received approval from the Delaware PSC on August 30, 2000 to increase rates for water service. We reflected in revenues water sales totaling $173,000 of the $720,000 in operating revenues we deferred in 1999 pending the completion of the rate increase proceeding. The remaining $547,000 deferred in 1999, and an additional $808,000 collected under a temporary rate increase order in 2000, were refunded to customers with interest. This $1.4 million refund resulted from our temporary rate increase placed into effect on July 1, 1999.

  Residential

        Residential water service revenues in 2000 amounted to $16.4 million, an increase of 1.4% over the $16.2 million recorded in 1999. The volume of water sold to residential customers increased by 4.5% from 3,651 million gallons in 1999 to 3,817 million gallons in 2000. The number of residential customers served increased 3.8% in 2000.

  Commercial

        Revenues from commercial customers in 2000 increased by 6.9% to $7.1 million from $6.6 million in 1999. The volume of water sold to commercial customers increased by 0.3% from 2,033 million gallons in 1999 to 2,039 million gallons in 2000. The number of commercial customers served decreased 1.0% in 2000.

  Industrial

        Revenues from industrial customers in 2000 increased by 13.0% to $207,000 from $183,000 in 1999. The volume of water sold to industrial customers decreased 6.3% from 84 million gallons in 1999 to 79 million gallons in 2000.

  Government and Other Water Sales

        Government and other water sales revenues in 2000 increased by 2.1% to $3.4 million from $3.3 million in 1999. Revenues derived from state, federal and local governmental agencies totaled $482,000 in 2000, declining from 1999 revenue by 23.3%. The remaining revenue increase was derived from the sale of water to neighboring utilities, public fire protection service, pools and other temporary and seasonal customers.

  Other Utility Operations

        Other utility operations, derived from finance charges on customer accounts, leases for communications antenna space and other miscellaneous customer charges, decreased 2.3% in 2000 to $418,000 from $427,000 in 1999.

  Non-Utility Operations

        Non-utility operations includes revenue derived from our wastewater services, which increased in 2000 to $43,000 from $40,000 in 1999. The increase principally relates to income received from our operation of a wastewater facility for Middletown, Delaware in 1999.

  Operating Expenses

        Operating expenses, excluding depreciation and taxes, increased $709,000, or 4.8%, primarily due to increased payroll and related expenses, increased purchased water expenditures of $111,000 and an increase of $75,000 in transportation expenses related to fuel. These increases were partially offset by a

$130,000 reduction in legal expenses due, in part, to the hiring of in-house counsel. The ratio of operating expense, excluding depreciation and taxes, to total revenue was 55.9% for the year ended December 31, 2000, compared to 54.9% for the year ended December 31, 1999. Payroll and related expenses increased $689,000, or 9.9%, primarily due to the addition of new employees, increases in annual merit compensation and a 17.0% increase in medical insurance premiums.

        Depreciation and amortization expense increased $289,000, or 12.0%, due to increases in our utility plant and equipment in service. Income tax expense decreased $341,000, or 17.4%, due to decreased profitability in 2000. Our total effective income tax rate for both 2000 and 1999 was 39.8%.

  Interest Charges

        Interest charges increased $757,000, or 23.0%, primarily due to an increase of $497,000 in interest related to short-term debt due to increases in the average outstanding lines of credit during 2000 of $12.8 million, compared to the average outstanding lines of credit during 1999 of $7.1 million. Interest on long-term debt increased by $119,000, or 4.4%, primarily due to a full year of interest expense related to the $4.5 million note issued to Ellis Taylor, our former Chairman and Chief Executive Officer, and his spouse Helena Taylor in exchange for our purchase of 24,165 shares of Class A Non-Voting Common Stock and 126,353 shares of Class B Common Stock. In addition, we expensed $47,000 of unamortized issuance cost for our Series K First Mortgage Bonds as a result of their early redemption. Finally, we paid customers $65,000 in interest on the refund of $1.4 million collected in connection with a temporary rate increase order in excess of the final rate award approved by the Delaware PSC on August 30, 2000.

  Net Income

        For the year ended December 31, 2000, our net income applicable to common stock decreased $519,000, or 17.8%, compared to the same period in 1999. The decrease in net income was primarily due to reduced consumption as a result of the unusual frequency of rainfall experienced during the summer of 2000 and a delay in the recovery of investments in utility plant and equipment. We incurred $500,000 in interest expense related to $15.9 million invested in utility plant and equipment that was not included in the rate application filed on April 30, 1999. In addition, because our April 30, 1999 rate application proceeding was not concluded until August 29, 2000, we were delayed in filing a new rate increase request to take into consideration new investment in utility plant and equipment placed in service after June 30, 1999.

Liquidity and Capital Resources

  Overview

        Our primary sources of liquidity for the quarter ended March 31, 2002 were $3.9 million in funds from our lines of credit and $1.1 million provided by cash flow from operating activities. During the quarter, cash flow from operating activities was primarily provided by our utility operations, and was impacted by the timeliness and adequacy of rate increases. Our primary sources of liquidity for the year ended December 31, 2001 were $4.3 million in proceeds from the issuance of Artesian Water's 4.48% state revolving fund loan, $8.9 million provided by cash flow from operating activities and an increase of $9.8 million in our outstanding lines of credit. During 2001, cash flow from operating activities was primarily provided by our utility operations, and was impacted by the timeliness and adequacy of rate increases and weather conditions.

        A significant part of our ability to maintain and meet our financial objectives is to assure our investments in utility plant and equipment are recovered in the rates charged to customers. As such, from time to time, we file rate increase requests to recover increases in projected operating expenses and investments in utility plant and equipment. The Delaware PSC determines whether the expenses are recoverable, the length in time over which the expenses are recoverable, or because of changes in circumstances, whether a remaining balance of deferred expenses is no longer recoverable in rates charged to customers. In Delaware, utilities are permitted to place rates into effect on a temporary basis pending completion of a rate increase proceeding. On April 2, 2002, we filed a rate increase application with the Delaware PSC, in Delaware PSC Docket 02-109, to request a rate increase of 23.1%, or $7.5 million on an annualized basis. We anticipate placing temporary rates into effect 60 days from the filing date (June 1, 2002) of up to $2.5 million on an annualized basis, until the level of permanent rates is decided by the Delaware PSC.

        We rely on our sources of liquidity for investments in our utility plant and equipment and to meet our various payment obligations. We expect that our aggregate investments in our utility plant and equipment in 2002 will be approximately $22.8 million. Our total obligations related to dividend and sinking fund payments on preferred stock, interest and principal payments on indebtedness, rental payments and water service interconnection agreements for 2002 are anticipated to be approximately $7.7 million.

  Investment in Utility Plant and Equipment

        Capital expenditures increased by $6.9 million for the year ended December 31, 2001, or 48.6%, from $14.4 million in 2000 to $21.3 million in 2001. Investment in utility plant and equipment, excluding advances and contributions in aid of construction received from real estate developers, increased by $6.5 million, or 52.1%, from $12.7 million in 2000 to $19.2 million in 2001. Developers financed $2.1 million for the installation of water mains and hydrants serving their developments, compared to $1.7 million financed by developers in 2000.

        Capital expenditures of $7.1 million were made to enhance or improve existing treatment facilities, rehabilitation of pumping equipment and installation of new wells to increase supply capabilities. We invested $4.9 million of the $7.1 million for new sources of supply throughout Delaware, which made available approximately two mgd for customers. In addition, we invested $2.2 million for sources of supply to add new treatment and upgrade existing facilities. In particular, we added activated carbon treatment to two facilities to remove a contaminant that was detected at these well fields and for which a new temporary standard was imposed by the Delaware DPH.

        We invested over $10.6 million in new transmission and distribution facilities, including refunds of advances for developer-financed infrastructure. Of this $10.6 million, $2.9 million was invested for the relocation of infrastructure as a result of roadway improvements and relocations. We invested $2.1 million in our rehabilitation program for transmission and distribution facilities, replacing aging or deteriorating mains. In addition, we invested $5.6 million in new infrastructure to serve new customers, which included construction of a $1.4 million new elevated storage tank in Sussex County.

        The remaining $1.4 million of capital investment in 2001 was made for general plant and equipment, including fleet vehicles and computer equipment.

        The following table sets forth our investments in utility plant and equipment for the years ended December 31, 2001, 2000 and 1999.

Investment in Utility Plant and Equipment
(In thousands)

	2001	2000	1999
Source of supply	$1,217	$470	$1,567
Treatment and pumping	5,935	1,526	3,666
Transmission and distribution	10,657	10,476	7,086
General plant and equipment	1,428	177	333
Developer financed utility plant and equipment	2,108	1,717	2,697

Total investment in utility plant and equipment	$21,345	$14,366	$15,349

        We plan to invest approximately $22.8 million in utility plant and equipment in 2002. Developers are expected to finance an additional $3.6 million through advances and contributions in aid of construction in utility plant construction. We expect to invest approximately $9.6 million in new treatment facilities, equipment and wells throughout Delaware, which are anticipated to produce two mgd in additional water supply. Approximately $5.4 million of this expected investment would be made in connection with the construction of four new facilities, including $1.6 million for a facility in southern New Castle County at Willow Grove, $2.4 million for a facility in Sussex County near Bayville and $1.4 million for facilities in northern New Castle County. In addition to the investment in new facilities, we continue to maximize and enhance our existing treatment facilities and expect to invest over $4.2 million in 2002 to provide quality water. The largest single enhancement is scheduled for our Windsong treatment facility in Kent County, where changes in state and federal standards have required us to invest nearly $1.0 million in new treatment processes and equipment.

        As part of our total utility plant investment, we expect to invest over $10.2 million in transmission and distribution facilities. We project approximately $3.8 million will be invested in the relocations of facilities as a result of government mandates and renewals associated with the rehabilitation of aging infrastructure. We also plan to invest approximately $6.4 million in new transmission and distribution facilities to improve our system hydraulics and address service needs in growth areas of our service territory.

        The remaining $3.0 million of expected utility plant investment represents expenditures for our general plant and equipment, such as fleet vehicles, computer equipment and tools, and refunds paid to developers for investments that they made in infrastructure to service developments in our service territory.

  Financing

        We have several sources of liquidity to finance our investment in utility plant and equipment. We estimate that the projected investment of approximately $22.8 million will be financed by our operations and external sources, including a combination of capital investment and short-term borrowings under our lines of credit discussed below. Developers in our exclusive service territory provide advances and contributions in aid of construction, and are expected to finance an additional $3.6 million of capital expenditures, which includes the installation of mains and hydrants in new developments.

        Our cash flows from operations are primarily derived from water sales and may be materially affected by weather and the timing and extent of increases in rates approved by the Delaware PSC.

        At March 31, 2002, Artesian Water had lines of credit with three separate financial institutions totaling $35.0 million to meet its temporary cash requirements. These lines of credit are unsecured. As of

March 31, 2002, we had $15.0 million of available funds under these lines. The interest rate for borrowings under each of these lines is the London Interbank Offering Rate plus 1.0% or the banks' federal funds rate plus 1.0% and, as of March 31, 2002, the weighted average rate was 2.52%. All the lines are reviewed annually by each bank for renewal.

        In order to meet the expected level of investment in utility plant and equipment and retain future financing flexibility, we may offer debt securities to investors in 2002. Our trust indentures, which set certain criteria for the issuance of new long-term debt, limit long-term debt, including the short-term portion thereof, to 66.7% of total capitalization. Our debt to total capitalization was 58.5% at March 31, 2002. The amount and timing of future sales of our securities will depend upon compliance with our trust indentures, market conditions and our specific needs. Additionally, Artesian Water anticipates it will refinance its Series L 8.03% First Mortgage Bonds, which become due on February 1, 2003, along with any outstanding short-term debt under our lines of credit. Following this offering, we expect funds available from our short-term lines of credit, available cash balances, together with projected cash generated from operations will be sufficient to fund our activities for at least the next 24 months.

  Contractual Obligations and Commitments

        As of December 31, 2001, the following table sets forth our contractual obligations with their corresponding payments due during the course of the periods indicated.

	Payments Due by Period
	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
	(In thousands)
Long-term debt	$—	$10,000	$—	$35,000	$45,000
State revolving fund loan	137	293	319	3,558	4,307
Operating leases	246	146	89	—	481
Unconditional purchase obligations	2,670	5,347	5,340	35,997	49,354
Other long-term obligations	1,362	776	249	—	2,387

Total contractual cash obligations	$4,415	$16,562	$5,997	$74,555	$101,529

        Long-term debt reflects the maturities of certain series of our First Mortgage Bonds, which we intend to refinance when due. The state revolving fund loan obligation has an amortizing mortgage payment, payable over a 20-year period, and will be refinanced as future securities are issued. Both the long-term debt and the state revolving fund loan have certain provisions that would result in default and subsequently require the obligation to be repaid; however, there are also specific cure provisions that may allow us to avoid default of the obligation. We have not experienced conditions that would result in our default under these agreements, and we do not anticipate any such occurrence. Payments for unconditional purchase obligations reflect minimum purchase obligations under our interconnection agreements with neighboring utilities.

        As of December 31, 2001, the following table sets forth our commitments with respect to our lines of credit and the payments due during the course of the periods indicated.

Commitments	Committed	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
	(In thousands)
Lines of Credit	$16,118	$16,118	—	—	—

Impact of Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board, or FASB, issued statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement No. 143 requires recognition of a liability at fair value and an increase to the carrying value of the related asset for any retirement obligation. This amount would then be amortized over the life of the asset. The liability would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows. This statement is effective June 2003. Our adoption of this statement will not have a material impact on our financial condition or results of operations.

OUR COMPANY

Overview

        Through Artesian Water, our principal operating subsidiary, we distribute and sell water to residential, commercial, industrial, governmental, municipal and utility customers throughout the State of Delaware. As of March 31, 2002, we had 66,477 metered customers and served a population of approximately 220,000, 27% of Delaware's estimated total population. We also provide water for public and private fire protection in our service territories and provide wastewater services in Delaware through our non-regulated subsidiary, Artesian Wastewater Management. We are currently seeking and anticipate the recognition of our subsidiary, Artesian Water PA, as a regulated public water utility by the Pennsylvania PUC.

Market and Service Area

        Our current market and service area is the State of Delaware. According to the U.S. Census Bureau, Delaware had a projected population of approximately 800,000 at December 31, 2001, which represents an 18% increase since 1990 and the 14th largest percentage increase among the states. New Castle is the most populous of Delaware's three counties, and the northern part of New Castle is the location of our largest connected regional water system, consisting of approximately 62,500 customers. Sussex County, which is located in southern Delaware, has experienced the most significant growth with a population increase of approximately 38% since 1990. Substantial portions of Delaware, particularly outside of northern New Castle County, are not served by a public water system and represent potential opportunities for us to obtain new exclusive service areas.

        In Delaware, a CPCN grants a water utility the exclusive right to serve all existing and new customers within a designated area. Effective July 1, 2001, the authority to issue CPCNs was transferred to the Delaware PSC, from the Delaware Department of Natural Resources and Environmental Control, or DNREC. The pursuit of new service territory in Delaware by water utilities is competitive.

Strategic Initiatives

        Our strategy is to achieve sustainable growth in our revenues and earnings through a combination of the following initiatives.

  Broaden Our Customer Base

        Broaden Our Customer Base in Existing Exclusive Service Territories.    We expect to continue increasing our customer base and revenues in Delaware by providing water service to new residential, commercial and industrial customers in our exclusive service territories. A significant portion of our exclusive service territory remains undeveloped. As of March 31, 2002, we held CPCNs for nearly 5,000 acres zoned for industrial and manufacturing development within our existing service territory. If and when development occurs and there is population growth in these areas, we will increase our customer base by providing water service to the newly developed areas and new customers. We will also target new customers that are currently served by private wells within our existing service territory.

        Increase Our Service Area Through the Acquisition of New Exclusive Service Territories. We plan to continue expanding our exclusive service territory by acquiring water service agreements from landowners, developers or municipalities, and obtaining additional CPCNs from the Delaware PSC. Our expansion efforts are focused in the higher growth areas of Delaware, primarily in southern Delaware. We believe we have significant opportunities to acquire additional exclusive service territory in southern Delaware because substantial portions of this area remain undeveloped and are not presently served by a public water system.

        Pursue Contract Management Opportunities with Other Water Providers.    We have been actively pursuing contract management opportunities with other water providers and currently have agreements with six providers, including contracts with five water systems to provide operating services, and with Delaware City to provide administrative services such as meter reading and billing. In addition, because Delaware regulations require that water suppliers employ licensed water operators, we believe we have significant opportunities to enter into contract management agreements with municipalities and utilities to provide operational expertise, manage water systems and supply water.

        Acquire Additional Water Systems.    We will continue our efforts to identify water systems as strategic acquisition candidates. The acquisition of additional water systems will allow us to add new customers and increase our water sales.

  Capitalize on Our Dependable Supply of High Quality Water

        Continue to Provide High Quality Water.    We believe our water quality gives us a competitive edge in increasing our customer base and expanding our service territory. We will continue to maintain wells that generally access deep aquifers. Deep aquifers usually provide better quality water and greater protection against possible land use contamination and drought-related effects than surface water sources or wells accessing shallow aquifers.

        In addition, our maintenance program for transmission and distribution mains and the construction of new mains also focuses on water quality. We believe that our investments in high quality mains lower the potential for costly and disruptive repairs to our water transmission systems in the future.

        Secure Additional Long-Term Sources of Dependable Self-Supply.    We will continue to focus our efforts on securing long-term sources of our water supply in order to maintain adequate water supply for our current customers, especially during periods of drought; and position ourselves to ensure adequate water supply as we grow.

        We plan to maintain and expand our water supply through investment in our infrastructure, including development of new wells, expansion of our existing treatment plants and upgrading our pumping and storage facilities. In addition, by developing innovative water storage techniques, such as our Aquifer Storage and Recovery Program, we believe we will be able to store large quantities of treated water to meet our customer demands during peak periods and, if available, sell excess water to neighboring utilities at bulk rates.

  Expand Our Wastewater Business

        We intend to expand the provision of wastewater services through our one-third interest in AquaStructure, an entity that designs, builds and/or operates wastewater treatment facilities and in which we hold a one-third interest. AquaStructure began construction of a wastewater treatment facility for Middletown, Delaware in July 2001, for which we have a twenty-year contract to operate after it commences operations. We may also enter into direct wastewater service agreements through Artesian Wastewater Management. We believe the expansion of our wastewater business will allow us to diversify our customer base and generate non-weather affected revenue streams.

  Maintain Our Active Community Relations Program and Participation in Policy-Making Forums

        We intend to maintain our active community relations program through sponsorship of community events, relationships with local developers and landowners and participation in state, county and municipal policy-making forums. We believe our participation in these activities will enhance our marketing efforts and provide opportunities to encourage and participate in legislative and regulatory reforms that benefit our customers and stockholders.

Water Supply

        We have identified sufficient sources of supply to serve our expanding customer base for the foreseeable future.

        Our primary sources of water are our wells that pump groundwater from aquifers and other water bearing formations. As of December 31, 2001, we had 87 production and 54 monitoring wells in our systems. To supplement our groundwater supply, we purchase surface water through interconnections only in the northern service area of our New Castle County system. The purchased surface water is blended with our groundwater supply for distribution to our customers in that area. In the remainder of the State, we have several satellite systems that have not yet been connected by transmission and distribution facilities. We intend to join these systems into larger integrated regional systems through the construction of a transmission and distribution network as development continues and our expansion efforts provide us with contiguous exclusive service territories.

        Our self-supply has increased from 63% of our total water supply in 1992 to approximately 82% in 2001. In 2001, the remaining 18% came from interconnections with other utilities and municipalities. During 2001, our average rate of water pumped was approximately 16.4 mgd from our groundwater wells and approximately 3.6 mgd was supplied from interconnections. Our peak water supply capacity as of December 31, 2001 was approximately 43.0 mgd. Our peak water demand in 2001 was approximately 27.9 mgd.

        As of December 31, 2001, we had 14 interconnections with four neighboring water utilities and four municipalities that provide us with the ability to purchase or sell water. Interconnection agreements with the Chester Water Authority and the City of Wilmington have "take or pay" clauses requiring us to take minimum draws totaling 1.3 billion gallons annually. During the years ended December 31, 2001 and December 31, 2000, our purchases of water under these interconnection agreements were generally limited to the respective contract minimums, since our own water supply sources are less costly. The Chester Water Authority agreement, which expires in 2021, provides for a renewal period of an additional 25 years at our option, subject to the approval by the Susquehanna River Basin Commission. Our agreement with the City of Wilmington was renewed in December 2001 for a period of five years. All of the interconnections provide us with the ability to sell water to neighboring water utilities or municipalities. Our interconnected water system also provides us with the ability to serve our customers without interruption or loss of water service from other sources of supply in the event that we temporarily take a well out of service.

        Under state laws and regulations, we are required to file applications with the DNREC for water allocation permits for each of our production wells pumping quantities of water above certain levels. As of December 31, 2001, we had permits for 73 wells and permit applications pending for two others. As of December 31, 2001, we also had 12 wells that did not require a permit. Our access to aquifers within our service territory is not exclusive. Water allocation permits control the amount of water that can be drawn from water resources and are granted with specific restrictions on water level draw down limits, annual, monthly and daily pumpage limits, and well field allocation pumpage limits. Our ability to supply the demands of our customers has not been affected by private usage of the aquifers by landowners or the limits imposed by the State. Because of the extensive regulatory requirements relating to the withdrawal of any significant amounts of water from the aquifers, we believe that third party usage of the aquifers within our service territory will not interfere with our ability to meet the present and future demands of our customers.

        On March 5, 2002, the Governor of Delaware issued a statewide drought "warning." Under the drought "warning," all state facilities are required to impose a ban on non-essential use of water and citizens of the State are urged to restrict voluntarily the non-essential use of water. The Governor, at his or her discretion, without prior notice or hearing, or the DRBC, after public hearing, may issue a drought "emergency," which would restrict mandatorily the non-essential use of water. Despite the issuance of the drought "warning," we believe that we have in place sufficient capacity to provide water service for the foreseeable future to all existing and anticipated future customers in all of our service territories.

Transmission and Distribution Facilities

        As of December 31, 2001, we were serving customers through 888 miles of transmission and distribution mains. Mains range in diameter from two inches to twenty-four inches, and most of the mains are made of ductile iron, cast iron or transite pipe. Ductile iron is more durable than plastic and we install ductile iron pipes wherever possible. We are installing a more durable type of plastic pipe only near ocean front property in southern Delaware where corrosive conditions of the surrounding ground affect the longevity of ductile iron pipe. We also supply public fire protection service through approximately 3,600 hydrants installed throughout our service territories.

        As of December 31, 2001, we had 24 storage tanks, most of which are elevated, providing total system storage of 36.0 million gallons. We also are developing and using an Aquifer Storage and Recovery System. In 2001, we began our first full-scale operation of our Aquifer Storage and Recovery System, which permits us to store, on a long-term basis, treated water during periods of excess supply, and later use the stored water during seasonal high demand. We are the first and only water utility in Delaware to utilize this technology.

        We pump all of our water with electric power purchased from major electric utilities. We also have diesel and propane powered generating equipment at selected treatment and elevated storage facilities for the provision of basic water service during possible electrical outages.

Water Treatment

        We derive a significant portion of our self-supplied groundwater from wells located in the Atlantic Coastal Plain. The balance comes from wells in the Piedmont Province. We use a variety of treatment methods, including aeration, pH adjustment, chlorination, fluoridation, activated carbon treatment and iron removal, to meet federal, state and local water quality standards. Additionally, a corrosion inhibitor is added to all of our self-supplied groundwater and most of the supply from interconnections. As of March 31, 2002, we had 38 water treatment facilities. All water supplies that we purchase from neighboring utilities are potable. We believe the costs of treating groundwater are significantly lower than those of treating surface water.

        We added activated carbon treatment at our Collins Park and Llangollen stations in New Castle after the detection of bis (2-chloroethyl) ether, commonly known as "BCEE," and the imposition of a new temporary standard by the Delaware DPH on the permissible level of BCEE in the water supply. The new treatment facilities were installed, and the wells placed back in service, in less than four months at an aggregate cost of $1.7 million.

Utility Plant and Equipment

        We made capital expenditures of $21.3 million for 2001 and $51.1 million for the three-year period ended December 31, 2001. We estimate that we will incur capital expenditures of approximately $22.8 million in 2002. Our planned 2002 capital expenditures include approximately $9.6 million for the construction of new treatment facilities and enhancement of our existing facilities, $10.2 million for transmission and distribution facilities and $3.0 million for other general plant and equipment.

        A major portion of our projected investment is designed to aid in our investment efforts to identify, develop, treat and protect sources of water supply to assure uninterrupted service to our customers. The largest project we are currently undertaking with continued investment in 2002 is the completion of a new water treatment plant and storage tank (a one million gallon elevated storage facility) at our Bayville facilities in Sussex County, with a total projected cost of $2.7 million, $300,000 of which was incurred during 2001. The facilities are designed to furnish quality water to new customers in the Fenwick/Route 54 area, interconnect with our water system in South Bethany and ensure a redundant source of supply for all our customers in the coastal Sussex region.

        In addition to the investment in new facilities, we expect to continue to improve our existing treatment facilities and to invest over $4.2 million in 2002 to provide quality water. The largest single enhancement is scheduled for our Windsong treatment facility in Kent County, where changes in state and federal standards have required us to invest nearly $1.0 million in new treatment processes and equipment.

Customers

        We have a reputation, as shown by independent customer satisfaction surveys, for providing water of consistently superior quality to our customers. At March 31, 2002, we provided water service on a retail basis to residential, commercial, industrial and governmental customers through 66,477 meters throughout our service territory serving a population of approximately 220,000, 27% of Delaware's estimated population. In addition, we provide water on a wholesale basis to four other water suppliers. In 2001, we entered into agreements to become the primary water supplier of two large industrial businesses, whose combined water usage we expect to be approximately 350,000 gallons per day. We also provide water for public and private fire protection in our service territories.

        Our gross water sales revenue for 2001 was $31.4 million, and our percentage of revenues for 2001 by customer class were 60% residential, 25% commercial, 12% government and other water sales, and 3% industrial and other utility and non-utility operations. The total number of customers we serve has grown 27% since 1992.

Regulation

        We are subject to regulation by federal, state and local agencies with respect to, among other things, rates charged for water service, awards of new service territory, water allocation rights, water quality and environmental matters.

  Rates

        Artesian Water, as a public utility, is regulated by the Delaware PSC with respect to rates and charges for service, the issuance of CPCNs, the sale and issuance of securities by Artesian Water and other matters. We currently derive our water service revenues from base rates applied to water consumption. We periodically seek rate increases to cover the cost of projected operating expenses, increased financing expenses due to additional investments in utility plant and equipment and other costs of doing business. The Delaware PSC approved an increase in rates for water service on June 19, 2001, to allow us to earn an increase in annual revenues of $3.7 million (13.1%). This increase became effective July 1, 2001 and also authorized a return on equity of 10.50%, an overall rate of return of 8.99%. On April 2, 2002, we filed a rate increase application with the Delaware PSC, Delaware PSC Docket 02-109, to request a rate increase of 23.1% or $7.5 million on an annualized basis. On or about May 15, 2002, the City of Wilmington petitioned to intervene in this rate proceeding. The City of Wilmington is challenging the approval of a new industrial rate classification for water service to a General Motors facility that has received water service from both the City of Wilmington and Artesian Water. It is anticipated that a hearing will be held on June 3, 2002 by the Hearing Examiner assigned to this rate proceeding by the Delaware PSC on whether the City of Wilmington and General Motors may intervene. Pursuant to a November 2000 agreement with General Motors, we have been providing expanded water service to General Motors at a fixed rate per thousand gallons, which rate is subject to change based on a cost of service study to be performed in relation to our rate application to the Delaware PSC. We believe that, regardless of the outcome on the issues raised by the City of Wilmington concerning our provision of water service to General Motors, the resolution of the issues will not have a material adverse effect on our results of operations. We plan to exercise our right to place a portion of the proposed rate increase into effect on June 1, 2002.

  Certificates of Public Convenience and Necessity

        A public water utility operating in Delaware must obtain a CPCN, which is granted by the Delaware PSC, for a service territory to begin or expand its operations. The Delaware PSC grants a CPCN under circumstances where there has been a determination that the water in the proposed service area does not meet the regulations governing drinking water standards for human consumption of the State Board of Health, where the supply is insufficient to meet the projected demand, or where the applicant is in possession of one of the following:

  •
  a signed service agreement with the developer of a proposed subdivision or development, which subdivision or development has been duly approved by the respective county government;

  •
  a petition requesting such service signed by a majority of the landowners of the proposed territory to be served; or

  •
  a duly certified copy of a resolution from the governing body of a county or municipality requesting the applicant to provide service to the proposed territory to be served.

        CPCNs are not transferable, and a water utility must obtain the approval of the Delaware PSC to abandon a service territory once granted. Once a CPCN is granted, generally it may not be suspended or terminated unless the Delaware PSC determines in accordance with its rules and regulations that good cause exists for any such suspension or termination.

  Water Quality

        The EPA, DNREC and Delaware DPH regulate the water quality of our treatment and distribution systems. Specifically, the EPA has approved the Delaware DPH's role as the agency with primary authority for enforcing federal Safe Drinking Water Act requirements in Delaware and, in that capacity, the Delaware DPH monitors the activities of Artesian Water and reviews the results of water quality tests performed by Artesian Water for adherence to applicable regulations. We believe that we are in material compliance with regulations under the federal Safe Drinking Water Act and all other current federal, state and local water quality standards. Chester Water Authority, which supplies water to Artesian Water through interconnections in northern New Castle County, is regulated by the Pennsylvania Department of Environmental Protection as well as the EPA.

        As required by the Safe Drinking Water Act, the EPA has established maximum contaminant levels for various substances found in drinking water. The Delaware DPH has set maximum contaminant levels for certain substances that are more restrictive than the maximum contaminant levels set by the EPA. Artesian Water is also subject to other laws regulating substances and contaminants in water, including the Lead and Copper Rule, rules for volatile organic compounds and the Total Coliform Rule. Because we have no surface water sources of supply that we treat for consumption, the Surface Water Treatment Rule generally does not apply to us.

        Delaware enacted legislation in 1998 requiring water utilities to meet secondary water quality standards that include limitations on iron content, odor and other water quality-related issues that are not proven health risks but may be objectionable for consumption. We believe our current treatment systems and facilities meet or exceed these secondary standards.

        As a normal by-product of iron removal, our treatment facility at Old County Road in New Castle County and our treatment facility in South Bethany in Sussex County generate iron removed from untreated groundwater plus residue from chemicals used in the treatment process. We have contracted with a licensed third party vendor to dispose of the solids produced at these facilities. Our other iron removal facilities rely on disposal through county-approved wastewater facilities. Management believes that compliance with existing federal, state or local laws and regulations regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has no material effect upon our business and affairs.

Wastewater Business

        Artesian Wastewater Management provides wastewater services and, through a one-third interest in AquaStructure, designs, builds and/or operates wastewater facilities in Delaware. In 1999, Artesian Wastewater Management began operating a wastewater facility for the town of Middletown in southern New Castle County. On March 12, 1997, Artesian Wastewater Management became a one-third participant, along with a heavy-construction contractor and an engineering firm, in AquaStructure. In 2001, AquaStructure began construction of a wastewater treatment facility for Middletown, Delaware that is expected to be completed by mid-2002. Artesian Wastewater Management has secured a 20-year contract to operate this facility, which will incorporate a spray irrigation system and, with a planned 2.5 mgd capacity, is designed to provide service for approximately 10,000 customers.

Properties

        Our corporate headquarters are located at 664 Churchmans Road, Newark, Delaware. The property is leased from White Clay Realty, in which certain of our officers and directors are partners, by Artesian Water through December 31, 2002. The lease may be extended at Artesian Water's option for two consecutive five-year renewal terms subject to the terms set forth in the lease.

        We own various parcels of land, transmission and distribution mains, pump facilities, treatment plants, storage tanks and related facilities throughout Delaware in New Castle, Kent and Sussex Counties. In the aggregate, we own land, rights-of-way and easements totaling approximately 705 acres. Substantially all of Artesian Water's utility plant, except utility plant within the town of Townsend, Delaware, is pledged as security for our First Mortgage Bonds.

Employees

        We have no collective bargaining agreements with any of our employees, and our work force is not union organized or union represented. As of March 31, 2002, we employed 169 full-time and seven part-time employees. Of these employees, 19 were officers and managers; 105 were employed as operations personnel, including engineers, technicians, draftsman, maintenance and repair persons, meter readers and utility personnel; 45 were employed in the accounting, budgeting, information systems, human resources, customer relations, public relations and conservation departments; and seven were employed as administrative personnel. We believe that our employee relations are good.

MANAGEMENT

Executive Officers and Directors

Name	Age	Position
Dian C. Taylor	56	Chair of the Board, Chief Executive Officer and President of Artesian Resources and our subsidiaries
Joseph A. DiNunzio	39	Senior Vice President and Secretary of Artesian Resources and our subsidiaries
Bruce P. Kraeuter	52	Vice President of Engineering and Planning of Artesian Water and Artesian Water PA
John J. Schreppler, II	45	Vice President, Assistant Secretary and General Counsel of Artesian Resources and our subsidiaries
David B. Spacht	42	Vice President, Chief Financial Officer and Treasurer of Artesian Resources and our subsidiaries
John M. Thaeder	43	Vice President of Operations of Artesian Water, Artesian Water PA and Artesian Wastewater Management
Kenneth R. Biederman	58	Director
John R. Eisenbrey, Jr.	46	Director
Norman H. Taylor, Jr.	62	Director
William C. Wyer	55	Director

        Dian C. Taylor has served as Chair of the Board since July 1993, and as President and Chief Executive Officer of Artesian Resources and our subsidiaries since September 1992. Ms. Taylor has been employed by us since August 1991. She was formerly a consultant to the Small Business Development Center at the University of Delaware from February 1991 to August 1991 and Owner and President of Achievement Resources Inc. from 1977 to 1991. Achievement Resources, Inc. specialized in strategic planning, marketing, and entrepreneurial and human resources development consulting. Ms. Taylor was a marketing director for SMI, Inc. from 1982 to 1985. Ms. Taylor is the sister of Norman H. Taylor, Jr. and the aunt of John R. Eisenbrey, Jr.

        Joseph A. DiNunzio has served as Senior Vice President and Secretary of Artesian Resources and our subsidiaries since March 2000. Mr. DiNunzio previously served as Vice President and Secretary of Artesian Resources and our subsidiaries since January 1995. Mr. DiNunzio has been employed by us since 1989 and has held various executive and management level positions with Artesian Resources and our subsidiaries. Prior to joining us, Mr. DiNunzio was employed by PricewaterhouseCoopers LLP from 1984 to 1989.

        Bruce P. Kraeuter has served as Vice President of Engineering and Planning of Artesian Water since January 1995 and Artesian Water PA since May 2001. Mr. Kraeuter has been employed by us since July 1989 and has held various executive and operational positions with Artesian Resources and our subsidiaries. Mr. Kraeuter served as Senior Engineer with the Water Resources Agency for New Castle County, Delaware from 1974 to 1989.

        John J. Schreppler, II has served as Vice President, Assistant Secretary and General Counsel of Artesian Resources and our subsidiaries since July 2000. Mr. Schreppler practiced law in Wilmington, Delaware as John J. Schreppler, II P.A. from February 1999 until he joined us; and prior to that was a partner in The Bayard Firm from 1988 to February 1999.

        David B. Spacht has served as Chief Financial Officer and Treasurer of Artesian Resources and our subsidiaries since July 1992, and was appointed Vice President of each company in January 1995.

Mr. Spacht has been employed by us since 1980 and has held various executive and management level positions with Artesian Resources and our subsidiaries.

        John M. Thaeder has served as Vice President of Operations of Artesian Water since February 1998, Artesian Wastewater Management since April 1999 and Artesian Water PA since May 2001. Prior to joining us, Mr. Thaeder was employed by Hydro Group, Inc. from 1996 to 1998 as Southeastern District Manager of Sales and Operations from Maryland to Florida. During 1995 and 1996, Mr. Thaeder was Hydro Group's Sales Manager of the Northeast Division with sales responsibilities from Maine to Florida. From 1988 to 1995, he served as District Manager of the Layne Well and Pump Division of Hydro Group.

        Kenneth R. Biederman has served as one of our directors since July 1991. Mr. Biederman has been a Professor of Finance at the College of Business and Economics of the University of Delaware since May 1996. He served as Interim Dean of the College of Business and Economics of the University of Delaware from February 1999 to June 2000 and Dean of the College of Business and Economics of the University of Delaware from 1990 to 1996. Mr. Biederman was formerly a Director of Chase Manhattan Bank USA from 1993 to 1996. He was formerly a financial and banking consultant from 1989 to 1990 and President of Gibraltar Bank from 1987 to 1989. He previously held the following positions: Chief Executive Officer and Chairman of the Board of West Chester Savings Bank; Treasurer of the State of New Jersey and Staff Economist for the US Senate Budget Committee.

        John R. Eisenbrey, Jr. has served as one of our directors since July 1993. He has been the owner and President of Bear Industries, Inc., a privately held mechanical contracting firm specializing in fire protection, for over fifteen years. Mr. Eisenbrey is the nephew of Dian C. Taylor.

        Norman H. Taylor, Jr. has served as one of our directors since 2001. He has served as Manager of Facilities and Vehicle Maintenance of Artesian Water since July 1997. Mr. Taylor has been employed by Artesian Water since 1965 and has held various operational and supervisory positions with Artesian Water. Mr. Taylor is the brother of Dian C. Taylor and the uncle of John R. Eisenbrey, Jr.

        William C. Wyer has served as one of our directors since July 1991. Mr. Wyer has been Managing Director of Wilmington Renaissance Corporation (formerly Wilmington 2000), a private organization seeking to revitalize the City of Wilmington, Delaware, since January 1998, and previously held the same position from May 1993 to September 1995. He served as President of AllNation Life Insurance and as Senior Vice President of Blue Cross/Blue Shield of Delaware from September 1995 to January 1998. He was formerly President of Wyer Group, Inc. from 1991 to 1993, and of Commerce Enterprise Group from 1989 to 1991, both of which companies were management consulting firms specializing in operational reviews of businesses in the areas of productivity, overhead and competitiveness. Mr. Wyer served as President of the Delaware State Chamber of Commerce from 1978 to 1989.

        Susan A. Frank served as Vice President of Customer and Community Relations of Artesian Water through March 2002 and is no longer employed by us.

Classes of the Board

        Our board of directors is divided into three classes that serve staggered three-year terms. The term of Kenneth R. Biederman will expire at the 2003 Annual Meeting of Stockholders. The terms of Norman H. Taylor, Jr. and William C. Wyer will expire at the 2004 Annual Meeting of Stockholders. The terms of Dian C. Taylor and John R. Eisenbrey, Jr. will expire at the 2005 Annual Meeting of Stockholders.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 15,000,000 shares of Class A Non-Voting Common Stock, par value $1 per share, 1,040,000 shares of Class B Common Stock, par value $1 per share, 10,868 shares of 7% Prior Preferred Stock, par value $25 per share, 80,000 shares of Cumulative Prior Preferred Stock, par value $25 per share, and 100,000 shares of Series Preferred Stock, par value $1 per share.

        Immediately after the sale of the 500,000 shares of Class A Non-Voting Common Stock offered by this prospectus, there will be issued and outstanding, based on our outstanding securities on May 6, 2002, 2,168,679 shares (2,243,679 shares if the Underwriters' over-allotment option is exercised in full) of Class A Non-Voting Common Stock, 391,824 shares of Class B Common Stock, 10,868 shares of 7% Prior Preferred Stock and 8,000 shares of Cumulative Prior Preferred Stock. There are no shares of Series Preferred Stock outstanding. We sometimes refer to our 7% Prior Preferred Stock, Cumulative Prior Preferred Stock and Series Preferred Stock collectively as "Preferred Stock" in this "DESCRIPTION OF CAPITAL STOCK."

Class A Non-Voting Common Stock

        Holders of shares of Class A Non-Voting Common Stock generally do not have voting rights under our Restated Certificate of Incorporation, as amended, with respect to the election of directors and other matters voted upon by stockholders. However, the Delaware General Corporation Law, which governs our stockholder matters, provides that the holders of Class A Non-Voting Common Stock must vote on certain matters affecting them, such as amendments to the Restated Certificate of Incorporation, as amended, that would:

  •
  increase or decrease the aggregate number of authorized shares of Class A Non-Voting Common Stock in certain circumstances;

  •
  increase or decrease the par value of the Class A Non-Voting Common Stock; or

  •
  alter or change the powers, preferences or special rights of the shares of Class A Non-Voting Common Stock if such change would affect such shares adversely.

        The vote required to approve such amendments is a majority of the outstanding shares of Class A Non-Voting Common Stock. Additionally, we may not issue any shares of Series Preferred Stock without the approval of the holders of a majority of the shares of Class A Non-Voting Common Stock.

        Subject to dividends that we may be required to pay on outstanding shares of Preferred Stock before we may pay dividends on other shares, the holders of Class A Non-Voting Common Stock are entitled to receive dividends, as, when and if declared from time to time by our board of directors out of funds legally available for such purpose. Our Restated Certificate of Incorporation, as amended, requires that we declare and pay the same dividend per share on the Class A Non-Voting Common Stock and on the Class B Common Stock. There are no preemptive, conversion, subscription, redemption or sinking fund rights applicable to the Class A Non-Voting Common Stock. Holders of Class A Non-Voting Common Stock may participate in our dividend reinvestment plan by automatically reinvesting cash dividends declared on all or a portion of their shares to purchase additional shares of Class A Non-Voting Common Stock. In the event of a liquidation, dissolution or winding up of Artesian Resources, the holders of Class A Non-Voting Common Stock are entitled to share pro rata with the holders of Class B Common Stock in all assets and funds remaining after we pay outstanding liabilities and make required distributions to the holders of outstanding shares of Preferred Stock pursuant to our Restated Certificate of Incorporation, as amended. All outstanding shares of Class A Non-Voting Common Stock are fully paid and non-assessable.

Class B Common Stock

        Except as otherwise described in this "DESCRIPTION OF CAPITAL STOCK" with respect to our other classes of stock, the right to vote for the election of directors and other stockholder matters is exercised exclusively by the holders of Class B Common Stock. Holders of Class B Common Stock are entitled to one vote per share on all matters voted upon by stockholders. Holders of shares of Class B Common Stock do not have cumulative voting rights. There are no preemptive, conversion, subscription, redemption or sinking fund rights applicable to the Class B Common Stock. Holders of Class B Common

Stock may participate in our Dividend Reinvestment Plan by automatically reinvesting cash dividends declared on all or a portion of their shares to purchase additional shares of Class B Common Stock. In the event of our liquidation, dissolution or winding up of our operations, the holders of Class B Common Stock are entitled to share pro rata with the holders of Class A Non-Voting Common Stock in all assets and funds remaining after we pay outstanding liabilities and make required distributions to the holders of outstanding shares of Preferred Stock pursuant to our Restated Certificate of Incorporation, as amended. All outstanding shares of Class B Common Stock are fully paid and non-assessable.

Preferred Stock

        The holders of 7% Prior Preferred Stock generally do not have voting rights under our Restated Certificate of Incorporation, as amended. However, the Delaware General Corporation Law provides Statutory Class Voting Requirements for outstanding shares of preferred stock, such as our 7% Prior Preferred Stock. The 7% Prior Preferred Stock is redeemable at our option, in whole or in part, from time to time at $30 per share plus accrued but unpaid dividends, provided that if we are in default on any dividend or sinking fund payment on any series of Cumulative Prior Preferred Stock, we may not redeem any shares of 7% Prior Preferred Stock or any series of Cumulative Prior Preferred Stock, other than redemption through a fixed sinking fund. The 7% Prior Preferred Stock is entitled to cumulative dividends at a rate of 7% per year out of funds legally available for such purpose, payable quarterly. The 7% Prior Preferred Stock and the Cumulative Prior Preferred Stock rank equally with respect to the payment of cash dividends. No dividends may be declared and paid on the Series Preferred Stock, Class A Non-Voting Common Stock or Class B Common Stock unless the full cash dividends on the 7% Prior Preferred Stock then outstanding have been paid or set apart for payment. In the event of a liquidation, dissolution or winding up of Artesian Resources or the sale by Artesian Resources of all of our assets, the holders of 7% Prior Preferred Stock are entitled, after payment of all liabilities, to be paid in cash the par value of their shares and any accrued but unpaid dividends before any amounts are paid to the holders of common stock. The 7% Prior Preferred Stock and the Cumulative Prior Preferred Stock rank equally with respect to payments upon a liquidation, dissolution or winding up, except that a sale of all of the assets of Artesian Resources will not be deemed a liquidation, dissolution or winding up with respect to the Cumulative Prior Preferred Stock.

        Our Restated Certificate of Incorporation, as amended, currently designates 40,000 shares of 9.96% Cumulative Prior Preferred Stock out of the 80,000 authorized shares of Cumulative Prior Preferred Stock. As of March 31, 2002, there were outstanding 8,000 shares of 9.96% Cumulative Prior Preferred Stock. The Restated Certificate of Incorporation, as amended, also designates 12,000 shares of 9 5/8% Cumulative Prior Preferred Stock, 10,000 shares of 8 1/2% Cumulative Prior Preferred Stock and 16,000 shares of 11 1/8% Cumulative Prior Preferred Stock, all of which have been issued and subsequently redeemed. Subject to certain stockholder approval requirements described below, the board of directors may fix the designations, preferences and other rights, limitations or restrictions of authorized and unissued Cumulative Prior Preferred Stock in a resolution providing for the initial issuance of any additional series of such stock. Generally, the consent of a majority of the outstanding shares of Series Preferred Stock and Class B Common Stock is required for, among other things, an increase in the authorized amount of any series of Cumulative Prior Preferred Stock and the creation of one or more additional series of Cumulative Prior Preferred Stock. In addition, we may not, without the consent of a majority of the holders of shares of Cumulative Prior Preferred Stock of all series then outstanding, increase the total number of authorized shares of Cumulative Prior Preferred Stock of all series so that such authorized number exceeds 80,000 shares. All series of Cumulative Prior Preferred Stock are of equal rank. We have no present plans to designate any additional series of Cumulative Prior Preferred Stock, increase the authorized shares for any previously designated series or issue any additional shares of any previously designated series.

        Except (i) for Statutory Class Voting Requirements, (ii) in the case of certain defaults in dividend or sinking fund payments described below, and (iii) as described below for certain of our actions, the holders of Cumulative Prior Preferred Stock generally do not have voting rights under our Restated Certificate of Incorporation, as amended. If we are in default on dividend or sinking fund payments on any series of Cumulative Prior Preferred Stock for certain periods of time specified in our Restated Certificate of Incorporation, as amended, the holders of Cumulative Prior Preferred Stock are entitled to vote as a class for not less than one-third (if the default continues for certain shorter periods) or a majority (if the default continues for certain longer periods), as the case may be, of the members of our board of directors. Upon cure of such defaults, voting rights revert to the Class B Common Stock. All dividend and sinking fund payments on the Cumulative Prior Preferred Stock are current. The consent of at least 75% of the total number of shares of Cumulative Prior Preferred Stock then outstanding is required for us to:

  •
  incur any long-term indebtedness that would result in total long-term indebtedness exceeding 65% of our capitalization;

  •
  create or authorize any class of stock or any obligation or security convertible into shares of stock unless such stock ranks junior to the Cumulative Prior Preferred Stock with respect both to the payment of dividends and distributions upon our liquidation, dissolution or winding up of operations;

  •
  amend, alter, change or repeal any of the provisions of our Restated Certificate of Incorporation, as amended, with respect to our business purposes so as to substantially change such purposes, or amend, alter, change or repeal any of the terms of the Cumulative Prior Preferred Stock then outstanding in a manner prejudicial to the holders of such stock;

  •
  merge or consolidate if, among other things, the purposes of the resulting corporation would be substantially different from ours or if any adverse change in the terms and provisions of the Cumulative Prior Preferred Stock would result;

  •
  reissue any previously purchased, redeemed or retired shares of Cumulative Prior Preferred Stock; or

  •
  issue any shares of Cumulative Prior Preferred Stock or any stock senior to the Cumulative Prior Preferred Stock unless certain financial tests specified in our Restated Certificate of Incorporation, as amended, are met.

        The outstanding Cumulative Prior Preferred Stock has no preemptive, conversion or other subscription rights. The 9.96% Cumulative Prior Preferred Stock has annual mandatory redemption requirements, and is redeemable on or after February 1, 2003 at our option. The outstanding shares of 9.96% Cumulative Prior Preferred Stock are mandatorily redeemable in certain circumstances at a price equal to par value plus accrued and unpaid dividends. Under our mandatory sinking fund provisions, redemptions will total $100,000 (4,000 shares) annually from 2003 through 2004. If dividends payable or sinking fund payments are in default on any series of Cumulative Prior Preferred Stock, we may not redeem any shares of 7% Prior Preferred Stock or any series of Cumulative Prior Preferred Stock other than redemption through a fixed sinking fund.

        The 9.96% Cumulative Prior Preferred Stock is entitled to cumulative dividends out of funds legally available for such purpose payable quarterly at rates per annum upon the par value. The Cumulative Prior Preferred Stock and the 7% Prior Preferred Stock rank equally with respect to the payment of cash dividends. No dividends may be declared and paid on the common stock unless the full cash dividends on the Cumulative Prior Preferred Stock then outstanding have been paid or set apart for payment. In the event of our liquidation, dissolution or winding up of operations or our sale of all of our assets, the holders of the outstanding series of Cumulative Prior Preferred Stock are entitled, after we pay all outstanding liabilities, to be paid in cash the par value of their shares and any accrued but unpaid dividends before any amounts are paid to the holders of common stock.

        With the prior approval of the holders of a majority of the shares of Class A Non-Voting Common Stock, our board of directors may issue Series Preferred Stock from time to time in one or more series. The board of directors has the power to fix, subject to preferences that may be applicable to the 7% Prior Preferred Stock or Cumulative Prior Preferred Stock under our Restated Certificate of Incorporation, as amended, the full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof of any such series of Series Preferred Stock.

        The issuance of Series Preferred Stock, while providing us flexibility in connection with acquisitions and other corporate purposes, may be used by us, in certain circumstances, to create voting impediments to extraordinary corporate transactions or to frustrate persons seeking to effect a merger or otherwise gain control of Artesian Resources. We have no present plans to designate any series or issue any shares of Series Preferred Stock.

Limitations of Liability

        Our Restated Certificate of Incorporation, as amended, provides that our directors will not be personally liable to Artesian Resources or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

  •
  for any breach of such person's duty of loyalty;

  •
  for acts and omissions not in good faith or involving intentional misconduct or a knowing violation of law;

  •
  for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

  •
  for any transaction resulting in receipt by such person of an improper personal benefit.

        We have a directors' and officers' liability insurance policy which affords our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under our Restated Certificate of Incorporation, as amended, or By-laws.

Provisions with Possible Anti-Takeover Effects

        Our Restated Certificate of Incorporation, as amended, provides that we will be governed by Section 203 of the Delaware General Corporation Law which prohibits a "business combination" between a corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An "interested stockholder" is one who, directly or indirectly, owns 15% or more of the outstanding voting stock of the corporation. A "business combination" includes:

  •
  a merger;

  •
  consolidation;

  •
  sale or other disposition of assets having an aggregate value in excess of 10% of either the aggregate fair market value of the consolidated assets of the corporation or the aggregate market value of all the outstanding stock of the corporation; and

  •
  certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation or which provide the interested stockholder with a financial benefit.

        These restrictions do not apply where:

  •
  the business combination or the transaction in which the stockholder becomes interested is approved by the corporation's board of directors prior to the time the interested stockholder acquired its shares;

  •
  the interested stockholder acquired at least 85% of the outstanding voting stock of the corporation in the transaction in which the stockholder became an interested stockholder excluding, for determining the number of shares outstanding, shares owned by persons who are directors as well as officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  the business combination is approved by the board of directors and the affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

        The business combinations provisions of Section 203 of the Delaware General Corporation Law may have the effect of deterring merger proposals, tender offers or other attempts to affect changes in control of Artesian Resources that are not negotiated and approved by our board of directors.

        We have adopted certain provisions in our Restated Certificate of Incorporation, as amended, and By-laws which may have anti-takeover implications. Our Restated Certificate of Incorporation, as amended, provides that, without the affirmative vote of at least 75% of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a class, the By-laws and the provisions of the Restated Certificate of Incorporation, as amended, establishing a classified board of directors may not be altered, amended or repealed. These supermajority voting provisions, along with various supermajority voting provisions for certain classes of stock required for certain business combinations and other corporate actions described above, may have an effect of discouraging, delaying or preventing a change of control which may be at a premium above the prevailing market price.

  Transfer Agent and Registrar

        The Transfer Agent and Registrar for the Class A Non-Voting Common Stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016.

UNDERWRITING

        Janney Montgomery Scott LLC and J.J.B. Hilliard, W.L. Lyons, Inc. are the Underwriters. Subject to the terms and conditions of the underwriting agreement, the Underwriters have agreed to purchase, and we have agreed to sell to the Underwriters, the number of shares of Class A Non-Voting Common Stock set forth opposite their respective names below at the public offering price less the underwriting discount on the cover page of this prospectus.

Underwriters	Number of Shares
Janney Montgomery Scott LLC	300,000
J.J.B. Hilliard, W.L. Lyons, Inc.	200,000

Total	500,000

        The underwriting agreement provides that obligations of the Underwriters to purchase the shares of the Class A Non-Voting Common Stock that are being offered are subject to the approval of certain legal matters by counsel to the Underwriters and to certain other conditions. Each Underwriter is obligated to purchase all of the shares of the Class A Non-Voting Common Stock being offered by this prospectus (other than shares of Class A Non-Voting Common Stock covered by the over-allotment option described below) if it purchases any of the shares of Class A Non-Voting Common Stock.

        The Underwriters propose to offer some of the shares of Class A Non-Voting Common Stock to the public initially at the offering price per share shown on the cover page of this prospectus and may offer shares to certain dealers at such price less a concession not in excess of $0.75 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.25 per share to certain other dealers. After the public offering of the Class A Non-Voting Common Stock, the public offering price and the concessions may be changed by the Underwriters.

        The following table shows the per share and total underwriting discount to be paid to the Underwriters by us. These amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase the over-allotment shares:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions to be paid by us	$1.34	$1.34	$670,000	$770,500

        We estimate that our out-of-pocket expenses for this offering will be approximately $385,000.

        In addition to the underwriting discount shown on the cover page of this prospectus, we will pay to the Underwriters a non-accountable expense allowance of $65,000.

        We have granted to the Underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to 75,000 additional shares of Class A Non-Voting Common Stock, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Class A Non-Voting Common Stock offered by this prospectus. To the extent the Underwriters exercise this option, each of the Underwriters has a firm commitment, subject to certain conditions, to purchase a number of the additional shares of Class A Non-Voting Common Stock proportionate to such Underwriter's initial commitment as indicated in the table above that lists the Underwriters.

        In connection with this offering and in compliance with applicable securities laws, the Underwriters may over-allot (i.e., sell more shares of Class A Non-Voting Common Stock than is shown on the cover page of this prospectus) and may effect transactions that stabilize, maintain or otherwise affect the market price of the Class A Non-Voting Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Class A Non-Voting Common Stock or effecting purchases of the Class A Non-Voting Common Stock for the purpose of pegging, fixing or maintaining the price of the Class A Non-Voting Common Stock or for the purpose of reducing a short position created in connection with the offering. A short position may be covered by exercise of the over-allotment option described above in place of or in addition to open market purchases.

        Additionally, the Underwriters may engage in syndicate covering transactions, which involve purchases of shares of the Class A Non-Voting Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The Underwriters may also impose a penalty bid. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of the Class A Non-Voting Common Stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the Class A Non-Voting Common Stock to the extent that it may discourage resales of the Class A Non-Voting Common Stock.

        In connection with this offering, the Underwriters, selling group members or their respective affiliates who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our Class A Non-Voting Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the five business days prior to the pricing of the offering before the commencement of offers and sales of the Class A Non-Voting Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

        We and the Underwriters make no representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of the Class A Non-Voting Common Stock. In addition, we and the Underwriters make no representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

        Each Underwriter does not intend to confirm sales of the Class A Non-Voting Common Stock to any accounts over which it exercises discretionary authority.

        Our directors, executive officers and 10% stockholders have agreed that they will not, directly or indirectly, sell or otherwise dispose of any of our Class A Non-Voting Common Stock or our Class B Common Stock for a period of 90 days after the completion of this offering, without the Underwriters' prior written consent. Together, this group owns, prior to the offering, 7.0% of the outstanding shares of Class A Non-Voting Common Stock, 68.2% of the outstanding shares of Class B Common Stock and 90.0% of the outstanding options to purchase Class A Non-Voting Common Stock. We also have agreed to make no such sales during this period except in connection with the issuance of shares pursuant to our stock option plans, 401(k) and supplemental retirement plans and dividend reinvestment plan.

        We have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended.

        PNC Bank, an affiliate of J.J.B. Hilliard, W.L. Lyons, Inc., is a lender under one of our lines of credit and will receive on account of this line a portion of the net proceeds received from the sale of the shares of Class A Non-Voting Common Stock in this offering. Because more than ten percent of such net proceeds will be paid to members or affiliates of members of J.J.B. Hilliard, W.L. Lyons, Inc., the NASD member participating in this offering, this offering will be conducted in accordance with the NASD Conduct Rule 2710(c)(8), which requires that the price of any equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the prospectus and performed its usual standard of due diligence with respect thereto. Janney Montgomery Scott LLC has agreed to act as a qualified independent underwriter with respect to this offering, and the price of the Class A Non-Voting Common Stock will be no higher than Janney Montgomery Scott LLC recommends. J.J.B. Hilliard, W.L. Lyons, Inc. will not participate in the determination of the offering price in this offering.

        The shares of Class A Non-Voting Common Stock are listed on the Nasdaq National Market under the symbol "ARTNA."

LEGAL MATTERS

        Certain legal matters relating to the validity of the shares of Class A Non-Voting Common Stock being offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

EXPERTS

        The consolidated financial statements of Artesian Resources Corporation and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any of the reports and other information we file at the SEC's public reference facilities located in Washington at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC. Copies of such material can also be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's web site which is located at the following address: http://www.sec.gov.

        This prospectus is a part of a registration statement on Form S-2, which we filed with the SEC to register the securities we are offering. Certain information and details which may be important to specific investment decisions may be found in other parts of the registration statement, including its exhibits, but are left out of this prospectus in accordance with the rules and regulations of the SEC. To see more detail, you may wish to review the registration statement and its exhibits. Copies of the registration statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the SEC's public reference facilities or over the Internet at the SEC's web site described above.

        The SEC's rules allow us to "incorporate by reference" the information we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, as of the dates they were filed with the SEC.

        We will provide a copy of these filings to any person to whom a prospectus is delivered, including any beneficial owner. You should direct your oral or written request for a copy of these filings to: Artesian Resources Corporation, 664 Churchmans Road, Newark, Delaware 19702, Attention: Joseph A. DiNunzio, Senior Vice President and Secretary (telephone (302) 453-6900). You will not be charged for copies unless you request exhibits, for which we will charge you a minimal fee. However, you will not be charged for exhibits in any case where the exhibit you request is specifically incorporated by reference into another document which is incorporated by reference in this prospectus.

ARTESIAN RESOURCES CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Artesian Resources Corporation and Subsidiaries:

        We have audited the accompanying consolidated balance sheets of Artesian Resources Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Artesian Resources Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

                      /s/ KPMG LLP

Philadelphia, Pennsylvania

February 8, 2002

ARTESIAN RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEET

(in thousands)

	March 31, 2002	December 31, 2001
	(Unaudited)
ASSETS
Utility plant and equipment, at original cost less accumulated depreciation	$157,629	$152,356
Current assets
Cash and cash equivalents	369	1,053
Accounts receivable, net	2,473	2,610
Unbilled operating revenues	2,063	2,159
Materials and supplies — at cost on FIFO basis	650	616
Prepaid property taxes	293	589
Prepaid expenses and other	286	448

	6,134	7,475

Other assets
Non-utility property (less accumulated depreciation 2002-$84; 2001-$82)	296	297
Other deferred assets	1,178	1,178

	1,474	1,475

Regulatory assets, net	2,159	2,228

	$167,396	$163,534

LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity
Common stock	$2,057	$2,040
Additional paid-in capital	25,389	25,107
Retained earnings	6,934	7,026
Preferred stock	272	272

Total stockholders' equity	34,652	34,445

Preferred stock-mandatorily redeemable, net of current portion	100	200
Long-term debt, net of current portion	49,100	49,370

	83,852	84,015

Current liabilities
Notes payable	20,042	16,118
Current portion of long-term debt	1,252	1,328
Current portion of mandatorily redeemable preferred stock	100	100
Accounts payable	3,755	4,745
Overdraft payable	1,625	983
Income taxes payable	354	38
Deferred income taxes	197	229
Interest accrued	316	555
Customer deposits	413	414
Other	1,164	988

	29,218	25,498

Deferred credits and other liabilities
Net advances for construction	18,952	18,754
Postretirement benefit obligation	1,344	1,360
Deferred investment tax credits	896	904
Deferred income taxes	5,672	5,660

	26,864	26,678

Commitments and contingencies
Net contributions in aid of construction	27,462	27,343

	$167,396	$163,534

The notes are an integral part of the consolidated financial statements.

ARTESIAN RESOURCES CORPORATION

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)

(in thousands, except per share amounts)

	For the Quarter Ended March 31,
	2002	2001
Operating revenues
Water sales	$7,570	$6,835
Other utility operating revenue	158	112
Non-utility revenue	16	13

	7,744	6,960

Operating expenses
Utility operating expenses	4,542	4,302
Related party expenses	44	44
Non-utility operating expenses	16	14
Depreciation and amortization	812	708
State and federal income taxes	373	169
Property and other taxes	445	453

	6,232	5,690

Operating income	1,512	1,270
Allowance for funds used during construction (AFUDC)	124	76
Other income (expense), net	28	10

Income before interest charges	1,664	1,356
Interest charges	1,116	1,085

Net income	548	271
Dividends on preferred stock	12	15

Net income applicable to common stock	$536	$256

Income per common share:
Basic	$0.26	$0.13

Diluted	$0.25	$0.12

Cash dividend per common share	$0.29	$0.275

Average common shares outstanding
Basic	2,051	2,017

Diluted	2,112	2,058

The notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unaudited)

(in thousands)

	For the Quarter Ended March 31,
	2002	2001
Balance, beginning of period	$7,026	$6,070
Net income	548	271

	7,574	6,341
Less: Dividends	614	583
Common stock-repurchase	26	16

Balance, end of period	$6,934	$5,742

The notes are an integral part of the consolidated financial statements.

ARTESIAN RESOURCES CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(in thousands)

	For the Quarter Ended March 31,
	2002	2001
Cash Flows From Operating Activities
Net income	$548	$271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	773	671
Deferred income taxes, net	(28)	8
Allowance for funds used during construction (AFUDC)	(124)	(76)
Changes in assets and liabilities:
Accounts receivable	137	(76)
Unbilled operating revenue	96	185
Materials and supplies	(34)	26
Accrued state and federal income taxes	316	23
Prepaid property taxes	296	296
Prepaid expenses and other	162	91
Other deferred assets	—	21
Regulatory assets	69	131
Postretirement benefit obligation	(16)	(24)
Accounts payable	(990)	6
Interest accrued	(239)	54
Customer deposits and other, net	175	132

Net Cash Provided by Operating Activities	1,141	1,739

Cash Flows From Investing Activities
Capital expenditures (net of AFUDC)	(6,066)	(5,601)
Proceeds from sale of assets	—	7

Net Cash Used in Investing Activities	(6,066)	(5,594)

Cash Flow From Financing Activities
Net borrowings under line of credit agreement	3,924	5,095
Overdraft payable	642	(426)
Net advances and contributions in aid of construction	463	120
Net proceeds from stock transactions	272	108
Dividends	(614)	(583)
Repayment of long-term debt	(346)	(278)
Retirement of preferred stock	(100)	(100)

Net Cash Provided by Financing Activities	4,241	3,936

Net (Decrease) Increase in Cash and Cash Equivalents	(684)	81
Cash and Cash Equivalents at Beginning of Period	1,053	392

Cash and Cash Equivalents at End of Period	$369	$473

Supplemental Disclosures of Cash Flow Information
Interest paid	$1,339	$1,010

Income taxes paid	$—	$—

The notes are an integral part of the consolidated financial statements.

ARTESIAN RESOURCES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — General

        The unaudited consolidated financial statements of Artesian Resources Corporation and its wholly-owned subsidiaries (the Company or Artesian Resources), including its principal operating company, Artesian Water Company, Inc. (Artesian Water), presented herein have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures prescribed by accounting principles generally accepted in the United States of America. These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2001, included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. The accompanying consolidated financial statements have not been audited by independent accountants in accordance with generally accepted auditing standards and, in the opinion of management such consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to fairly summarize the Company's financial position and results of operations. The results of operations for the interim periods may not be indicative of the results that may be expected for the entire year.

Note 2 — Regulatory Assets

        Certain expenses are recoverable through rates, without a return on investment, and are deferred and amortized during future periods using various methods as permitted by the Delaware Public Service Commission (Delaware PSC). Expenses related to rate proceedings are amortized on a straight-line basis over a period of 2 years. The postretirement benefit obligation, which is being amortized over 20 years, is adjusted for the difference between the net periodic postretirement benefit costs and the cash payments. The deferred income taxes will be amortized over future years as the tax effects of temporary differences previously flowed through to the customers reverse. Regulatory assets, net of amortization, comprise:

	March 31, 2002	December 31, 2001
	(in thousands)

Postretirement benefit obligation	$1,344	$1,360
Deferred income taxes recoverable in future rates	654	657
Expense of rate proceedings	161	211

	$2,159	$2,228

Note 3 — Related Party Transactions

        The office building and shop complex utilized by Artesian Water are leased at an average annual rental of $180,000 from a partnership, White Clay Realty, in which certain of Artesian Resources' officers and directors are partners. The lease expires at the end of 2002, with provisions for renewals for two consecutive 5-year periods thereafter. Management believes that the payments made to White Clay Realty for the lease of its office building and shop complex and maintenance costs, taxes and other ownership type costs paid are comparable to what Artesian Water would have to pay to unaffiliated parties for similar facilities.

        Expenses associated with related party transactions are as follows:

	For the Quarter Ended March 31,
	2002	2001
	(in thousands)

White Clay Realty	$44	$44

Note 4 — Net Income Per Common Share and Equity Per Common Share

        Basic net income per share is based on the weighted average number of common shares outstanding. Diluted net income per share is based on the weighted average number of common shares outstanding and the potentially dilutive effect of employee stock options. The following table summarizes the shares used in computing basic and diluted net income per share:

	For the Quarter Ended March 31,
	2002	2001
	(in thousands)

Average common shares outstanding during the period for basic computation	2,051	2,017
Dilutive effect of employee stock options	61	41

Average common shares outstanding during the period for diluted computation	2,112	2,058

        Book value per common share was $16.71 and $16.75 at March 31, 2002 and December 31, 2001, respectively. These amounts were computed by dividing stockholders' equity excluding preferred stock by the number of shares of common stock outstanding at the end of each period.

Note 5 — Impact of Recent Accounting Pronouncements

        In August 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement No. 143 requires recognition of a liability at fair value and an increase to the carrying value of the related asset for any retirement obligation. This amount would then be amortized over the life of the asset. The liability would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows. This statement is effective June 2003. Our adoption of this statement will not have a material impact on our financial condition or results of operations.

Note 6 — Rate Proceedings

        On April 2, 2002, Artesian Water filed a rate increase application with the Delaware PSC to request a rate increase of 23.1%, or approximately $7.5 million on an annualized basis. Artesian Water anticipates placing temporary rates into effect, 60 days from the filing date, June 1, 2002, up to the statutory limit of $2.5 million on an annualized basis, until the level of permanent rates is decided by the Delaware PSC.

ARTESIAN RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEET

(in thousands)

	For the Year Ended December 31
	2001	2000
ASSETS
Utility plant and equipment, at original cost less accumulated depreciation	$152,356	$134,038
Current assets
Cash and cash equivalents	1,053	392
Accounts receivable, net	2,610	1,967
Unbilled operating revenues	2,159	2,102
Materials and supplies — at cost on FIFO basis	616	730
Prepaid property taxes	589	591
Prepaid expenses and other	448	620

	7,475	6,402

Other assets
Non-utility property (less accumulated depreciation 2001-$82; 2000-$166)	297	268
Other deferred assets	1,178	1,335

	1,475	1,603

Regulatory assets, net	2,228	2,364

	$163,534	$144,407

LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity
Common stock	$2,040	$2,013
Additional paid-in-capital	25,107	24,474
Retained earnings	7,026	6,070
Preferred stock	272	272

Total stockholders' equity	34,445	32,829

Preferred stock-mandatorily redeemable, net of current portion	200	300
Long-term debt, net of current portion	49,370	50,717

	84,015	83,846

Current liabilities
Notes payable	16,118	2,000
Current portion of long-term debt	1,328	1,119
Current portion of mandatorily redeemable preferred stock	100	100
Accounts payable	4,745	3,168
Overdraft payable	983	1,224
Income taxes payable	38	—
Deferred income taxes	229	—
Interest accrued	555	530
Customer deposits	414	419
Other	988	938

	25,498	9,498

Deferred credits and other liabilities
Net advances for construction	18,754	18,780
Postretirement benefit obligation	1,360	1,455
Deferred investment tax credits	904	934
Deferred income taxes	5,660	4,231

	26,678	25,400

Commitments and contingencies (Note 11)
Net contributions in aid of construction	27,343	25,663

	$163,534	$144,407

The notes are an integral part of the consolidated financial statements.

ARTESIAN RESOURCES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)

	For the Year Ended December 31,
	2001	2000	1999
Operating revenues
Water sales	$31,362	$27,090	$26,310
Other utility operating revenue	509	418	427
Non-utility operating revenue (Note 7)	116	43	40

	31,987	27,551	26,777

Operating expenses
Utility operating expenses	17,368	15,181	14,426
Non-utility operating expenses (Note 7)	73	39	37
Related party expenses (Note 8)	178	179	227
Depreciation and amortization	3,001	2,706	2,417
Taxes
State and federal income
Currently payable (Note 3)	470	223	921
Deferred (Note 3)	1,714	1,396	1,039
Property and other	1,782	1,616	1,620

	24,586	21,340	20,687

Operating income	7,401	6,211	6,090

Other income, net
Allowance for funds used during construction	375	253	133
Miscellaneous	82	42	55

	457	295	188

Income before interest charges	7,858	6,506	6,278

Interest charges	4,537	4,055	3,298

Net income	3,321	2,451	2,980
Dividends on preferred stock	51	61	71

Net income applicable to common stock	$3,270	$2,390	$2,909

Income per common share
Basic	$1.61	$1.19	$1.48
Diluted	$1.58	$1.17	$1.46
Weighted average common shares outstanding
Basic	2,026	2,007	1,961
Diluted	2,072	2,044	1,996
Cash dividends per share of common stock	$1.11	$1.10	$1.06

The notes are an integral part of the consolidated financial statements.

ARTESIAN RESOURCES CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities
Net income	$3,321	$2,451	$2,980
Adjustments to reconcile net cash provided by operating activities
Depreciation and amortization	2,848	2,537	2,285
Deferred income taxes, net	1,628	1,425	1,085
Allowance for funds used during construction (AFUDC)	(375)	(253)	(133)
Changes in assets and liabilities
Accounts receivable, net	(643)	368	(367)
Unbilled operating revenues	(57)	(95)	(26)
Materials and supplies	114	(20)	(93)
Prepaid property taxes	2	(43)	4
Prepaid expenses and other	172	(314)	21
Other deferred assets	157	(214)	(21)
Regulatory assets	136	244	78
Accounts payable	1,577	(790)	810
State and federal income taxes	38	(665)	665
Interest accrued	25	(125)	(285)
Customer deposits and other, net	45	(472)	536
Postretirement benefit obligation	(95)	(83)	(89)

Net cash provided by operating activities	8,893	3,951	7,450

Cash flows used in investing activities
Capital expenditures (net of AFUDC)	(21,345)	(14,366)	(15,349)
Proceeds from sale of assets	11	24	6
Investments in unconsolidated affiliates	—	(29)	—

Net cash used in investing activities	(21,334)	(14,371)	(15,343)

Cash flows from financing activities
Net (repayments) borrowings under line of credit agreements	9,811	(1,310)	(87)
Overdraft payable	(241)	643	(54)
Net advances and contributions in aid of construction	2,169	1,569	3,129
Proceeds from issuance of long-term debt	4,307	20,000	—
Proceeds from issuance of common stock	590	280	7,960
Dividends	(2,296)	(2,257)	(2,173)
Principal payments under capital lease obligations	(26)	(23)	(47)
Principal payments under long-term debt obligations	(1,112)	(8,112)	(727)
Redemption of preferred stock	(100)	(100)	(100)

Net cash provided by financing activities	13,102	10,690	7,901

Net increase in cash and cash equivalents	661	270	8
Cash and cash equivalents at beginning of year	392	122	114

Cash and cash equivalents at end of year	$1,053	$392	$122

Supplemental Disclosures of Cash Flow Information
Interest paid	$4,426	$4,045	$3,513

Income taxes paid	$432	$750	$256

Supplemental Schedule of Non-Cash Investing and Financing Activities:

During 1999, 24,165 shares of Class A Stock and 126,353 shares of Class B Stock were reacquired in exchange for a note in the amount of $4,450,000 that is discussed under Note 6.

The notes are an integral part of the consolidated financial statements.

ARTESIAN RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	7% Prior Preferred Shares Outstanding	Common Shares Outstanding Class A Non-Voting	Common Shares Outstanding Class B
Balance as of December 31, 1998	10,868	1,291,121	512,726
Net income
Cash dividends declared
Common stock
Preferred stock
Stock repurchase		(24,165)	(126,353)
Issuance of common stock
Issuance of common stock(3)		325,000
Dividend reinvestment plan		7,109	5,451
Employee stock options		5,366
Employee Retirement Plan(4)		1,764

Balance as of December 31, 1999	10,868	1,606,195	391,824
Net income
Cash dividends declared
Common stock
Preferred stock
Stock repurchase
Issuance of common stock
Officer bonus		2,100
Dividend reinvestment plan		9,727
Employee stock options		3,500
Employee Retirement Plan(4)		(188)

Balance as of December 31, 2000	10,868	1,621,334	391,824
Net income
Cash dividends declared
Common stock
Preferred stock
Stock repurchase
Issuance of common stock
Officer bonus		6,000
Dividend reinvestment plan		9,906
Employee stock options		5,462
Employee Retirement Plan(4)		5,452

Balance as of December 31, 2001	10,868	1,648,154	391,824

(1)
At December 31, 2001, 2000, 1999 and 1998, Class A Non-Voting Common Stock had 3,500,000 shares authorized.

(2)
At December 31, 2001, 2000, 1999 and 1998, Class B Common Stock had 1,040,000 shares authorized.

(3)
Artesian Resources issued 325,000 shares of Class A Non-Voting Common Stock on April 13, 1999.

(4)
Artesian Resources registered 200,000 shares of Class A Non-Voting Common Stock available for purchase through the Artesian Retirement Plan and the Artesian Supplemental Retirement Plan.

The notes are an integral part of the consolidated financial statements.

ARTESIAN RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

	$25 Par Value 7% Prior Preferred	$1 Par Value Class A Non-Voting(1)	$1 Par Value Class B(2)
Balance as of December 31, 1998	$272	$1,291	$512
Net income
Cash dividends declared
Common stock
Preferred stock
Stock repurchase		(24)	(126)
Issuance of common stock		325
Dividend reinvestment plan		7	6
Employee stock options		5
Employee Retirement Plan(4)		2

Balance as of December 31, 1999	$272	$1,606	$392
Net income
Cash dividends declared
Common stock
Preferred stock
Stock repurchase
Issuance of common stock
Officer bonus		2
Dividend reinvestment plan		10
Employee stock options		3
Employee Retirement Plan(4)

Balance as of December 31, 2000	$272	$1,621	$392
Net income
Cash dividends declared
Common stock
Preferred stock
Stock repurchase
Issuance of common stock
Officer bonus		6
Dividend reinvestment plan		10
Employee stock options		6
Employee Retirement Plan(4)		5

Balance as of December 31, 2001	$272	$1,648	$392

(1)
At December 31, 2001, 2000, 1999 and 1998, Class A Non-Voting Common Stock had 3,500,000 shares authorized.

(2)
At December 31, 2001, 2000, 1999 and 1998, Class B Common Stock had 1,040,000 shares authorized.

(3)
Artesian Resources issued 325,000 shares of Class A Non-Voting Common Stock on April 13, 1999.

(4)
Artesian Resources registered 200,000 shares of Class A Non-Voting Common Stock available for purchase through the Artesian Retirement Plan and the Artesian Supplemental Retirement Plan.

The notes are an integral part of the consolidated financial statements.

ARTESIAN RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

	Additional Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 1998	$18,073	$7,785	$27,933
Net income		2,980	2,980
Cash dividends declared
Common stock		(2,102)	(2,102)
Preferred stock		(71)	(71)
Stock repurchase	(1,535)	(2,659)	(4,344)
Issuance of common stock
Issuance of common stock(3)	7,215		7,540
Dividend reinvestment plan	270		283
Employee stock options	83		88
Employee Retirement Plan(4)	47		49

Balance as of December 31, 1999	$24,153	$5,933	$32,356
Net income		2,451	2,451
Cash dividends declared
Common stock		(2,196)	(2,196)
Preferred stock		(61)	(61)
Stock repurchase		(57)	(57)
Issuance of common stock
Officer bonus	45		47
Dividend reinvestment plan	223		233
Employee stock options	66		69
Employee Retirement Plan(4)	(13)		(13)

Balance as of December 31, 2000	$24,474	$6,070	$32,829
Net income		3,321	3,321
Cash dividends declared		(2,245)	(2,245)
Common stock		(51)	(51)
Preferred stock		(69)	(69)
Stock repurchase
Issuance of common stock
Officer bonus	151		157
Dividend reinvestment plan	249		259
Employee stock options	97		103
Employee Retirement Plan(4)	136		141

Balance as of December 31, 2001	$25,107	$7,026	$34,445

(1)
At December 31, 2001, 2000, 1999 and 1998, Class A Non-Voting Common Stock had 3,500,000 shares authorized.

(2)
At December 31, 2001, 2000, 1999 and 1998, Class B Common Stock had 1,040,000 shares authorized.

(3)
Artesian Resources issued 325,000 shares of Class A Non-Voting Common Stock on April 13, 1999.

(4)
Artesian Resources registered 200,000 shares of Class A Non-Voting Common Stock available for purchase through the Artesian Retirement Plan and the Artesian Supplemental Retirement Plan.

The notes are an integral part of the consolidated financial statements.

ARTESIAN RESOURCES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

        Principles of Consolidation — The consolidated financial statements include the accounts of Artesian Resources Corporation and its wholly-owned subsidiaries (Artesian Resources or the Company), including its principal operating company, Artesian Water Company, Inc. (Artesian Water). Appropriate eliminations have been made for all material intercompany transactions and account balances.

        Utility Subsidiary Accounting — The accounting records of Artesian Water are maintained in accordance with the uniform system of accounts as prescribed by the Delaware Public Service Commission (Delaware PSC). Artesian Water follows the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," which provides guidance for companies in regulated industries.

        Utility Plant and Equipment and Capitalized Leases — All additions to utility plant and equipment are recorded at cost. Cost includes direct labor, materials, and indirect charges for such items as transportation, supervision, pension, and other fringe benefits related to employees engaged in construction activities. When depreciable units of utility plant and equipment are retired, the cost of retired property, together with any cost associated with retirement and less any salvage value or proceeds received, is charged to accumulated depreciation. Maintenance, repairs, and replacement of minor items of utility plant and equipment are charged to expense as incurred.

        In accordance with a rate order issued by the Delaware PSC, Artesian Water accrues an Allowance for Funds Used During Construction (AFUDC). AFUDC, which represents the cost of funds devoted to construction projects through the date the project is placed in service, is capitalized as part of construction work in progress. The rate used for the AFUDC calculation is based on Artesian Water's weighted average cost of debt and the rate of return on equity authorized by the Delaware PSC. The rate used to capitalize AFUDC in 2001, 2000 and 1999 was 8.5%, 9.3%, and 9.4%, respectively.

        Utility plant and equipment comprises:

	Estimated Useful Life In Years	December 31,
		2001	2000
		(in thousands)
Utility plant and equipment, at original cost
Utility plant and equipment in service
Intangible plant	—	$103	$103
Source of supply plant	45-85	10,049	8,035
Pumping and water treatment plant	35-62	21,459	17,049
Transmission and distribution plant
Mains	81	90,785	82,278
Services	39	16,269	14,526
Storage tanks	79	10,276	9,974
Meters	26	8,065	7,741
Hydrants	60	4,941	4,583
General plant and equipment	5-31	13,505	11,994
Property held for future use	—	3,132	2,581
Construction work in progress	—	5,291	4,296

		183,875	163,160
Less — accumulated depreciation		31,519	29,122

		$152,356	$134,038

        Depreciation and Amortization — For financial reporting purposes, depreciation is provided using the straight-line method at rates based on estimated economic useful lives, which range from 5 to 85 years. Composite depreciation rates for utility plant were 2.15%, 2.14% and 2.15%, for the years ended December 31, 2001, 2000, and 1999, respectively. In a rate order issued by the Delaware PSC, the Company was directed effective January 1, 1998 to begin using revised depreciation rates for utility plant and equipment. In rate orders issued by the Delaware PSC, Artesian Water was directed effective May 28, 1991 and August 25, 1992 to offset depreciation on utility property funded by Contributions in Aid of Construction (CIAC) and Advances for Construction (Advances), respectively, against CIAC and Advances. Other deferred assets are amortized using the straight-line method over applicable lives, which range from 2 to 20 years.

        Regulatory Assets — Certain expenses are recoverable through rates, without a return on investment, and are deferred and amortized during future periods using various methods as permitted by the Delaware PSC. Expenses related to rate proceedings are amortized on a straight-line basis over a period of 2 years. The post-retirement benefit obligation, which is being amortized over 20 years, is adjusted for the difference between the net periodic postretirement benefit costs and the cash payments. The deferred income taxes will be amortized over future years as the tax effects of temporary differences previously flowed through to the customers reverse.

        Regulatory assets at December 31, net of amortization, comprise:

	2001	2000
	(in thousands)

Post-retirement benefit obligation	$1,360	$1,455
Deferred income taxes recoverable in future rates	657	665
Expense of rate proceedings	211	244

	$2,228	$2,364

        Other Deferred Assets — Certain expenses are deferred and amortized using the straight-line method over various time periods ranging from 2 to 25 years. In 1992, Artesian Water entered a ten-year agreement for a water service interconnection with the Chester Water Authority (Chester). The interconnection was placed in service during October 1992 at a total cost of $1.5 million and is being amortized over a 10-year period as approved by the Delaware PSC.

        Other deferred assets at December 31, net of amortization, comprise:

	2001	2000
	(in thousands)

Chester interconnection	$149	$298
Debt issuance expense	560	587
Other	469	450

	$1,178	$1,335

        Advances for Construction — Water mains, services and hydrants, or cash advances to reimburse Artesian Water its costs to construct water mains, services and hydrants, are contributed to Artesian Water by customers, real estate developers and builders in order to extend water service to their properties. The value of these contributions is recorded as Advances. Artesian Water makes refunds on these Advances over a specific period of time based on operating revenues generated by the specific plant or as new customers are connected to the mains. After all refunds are made, any remaining balance is transferred to CIAC.

        Contributions in Aid of Construction — CIAC includes the non-refundable portion of advances for construction and direct contributions of water mains, services and hydrants, or cash to reimburse Artesian Water its costs to construct water mains, services and hydrants by customers, real estate developers and builders in order to extend water service to their properties.

        Income Taxes — Deferred income taxes are provided in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" on all differences between the tax basis of assets and liabilities and the amounts at which they are carried in the financial statements based on the enacted tax rates to be in effect when such temporary differences are expected to reverse.

        The Tax Reform Act of 1986 mandated that Advances and CIAC received subsequent to December 31, 1986, generally are taxable income to Artesian Water. For Advances, Artesian Water was directed by the Delaware PSC to pay the related taxes and collect amounts equal to the taxes paid from the developer. For CIAC, Artesian Water was directed to pay the taxes instead of the developer contributing the taxes. The 1996 Tax Reform Act provided an exclusion from taxable income for CIAC and Advances received after June 12, 1996 by Artesian Water that are not included in the rate base for rate-making purposes.

        Investment tax credits were deferred through 1986 and are recognized as a reduction of deferred income tax expense over the estimated economic useful lives of the related assets.

        Revenue Recognition and Unbilled Revenues — Water service revenue for financial statement purposes includes amounts billed to customers on a cycle basis and unbilled amounts based upon estimated usage from the date of the last meter reading to the end of the accounting period.

        Cash and Cash Equivalents — For purposes of the Consolidated Statement of Cash Flows, Artesian Resources considers all temporary cash investments with a maturity of three months or less to be cash equivalents. Artesian Water utilizes its bank's controlled disbursement service to reduce the use of its line of credit by funding checks as they are presented to the bank for payment rather than at issuance. If the checks currently outstanding but not yet funded exceed the cash balance on Artesian Water's books, the net liability is recorded as a current liability on the balance sheet in the Overdraft Payable account.

        Use of Estimates in the Preparation of Consolidated Financial Statements — The consolidated financial statements were prepared in conformity with generally accepted accounting principles, which require management to make estimates concerning unbilled revenues and regulatory asset recovery that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's estimates.

Note 2 — Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

        Current Assets and Liabilities — For those current assets and liabilities that are considered financial instruments, the carrying amounts approximate fair value because of the short maturity of those instruments.

        Long-term Financial Liabilities — The fair value of Artesian Resources' long-term debt and mandatorily redeemable preferred stock as of December 31, 2001 and 2000, are determined by discounting their future cash flows using current market interest rates on similar instruments with comparable maturities, are approximately as shown below.

        Fair value of financial instruments at December 31, comprised:

	2001		2000
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)
Long-term debt	$49,370	$50,685	$50,717	$50,232
Mandatorily redeemable preferred stock	$200	$184	$300	$275

        The fair value of Advances cannot be reasonably estimated due to the inability to accurately estimate future refunds expected to be paid over the life of the contracts. Refund payments are based on the water sales to new customers in the particular development constructed. Future refunds expected to be paid would have to be estimated on a per contract basis using the past history of refund payments. The fair value of Advances would be less than the carrying amount because these financial instruments are non-interest bearing.

Note 3 — Income Taxes

        Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting.

        At December 31, 2001, for state income tax purposes, Artesian Resources had recorded a deferred tax asset of $775,000 to reflect separate company net operating loss carry forwards aggregating approximately $10,000,000. These net operating loss carry forwards will expire if unused between 2002 and 2021. Artesian Resources has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of the state net operating loss carry forwards. The valuation allowance decreased from $685,000 in 2000 to $590,000 in 2001 as a result of utilizing a portion of the net operating losses, which were expected to expire unutilized.

        At December 31, 2001, for federal income tax purposes, there were minimum tax credit carry forwards aggregating approximately $2,464,000 resulting from the payment of alternative minimum tax in current and prior years. These minimum tax credit carry forwards may be carried forward indefinitely to offset future regular federal income taxes. Artesian Resources has not recorded a valuation allowance for these federal tax carry forwards, because the Company believes it is more likely than not those benefits will be realized.

COMPONENTS OF INCOME TAX EXPENSE:

(in thousands)

	For the Year ended December 31,
	2001	2000	1999
State income taxes
Current	$(62)	$51	$232
Deferred — current
Property taxes	—	4	—
Allowance for bad debts	—	—	(1)
Deferred — non-current
Accelerated depreciation	754	267	281
Rate case expenses	—	(13)	2
State net operating loss	(185)	—	—
Tax credit carry forwards	—	(1)	—
Valuation allowance	(95)	—	—
Other	(47)	63	(79)

Total state income tax expense	$365	$371	$435

	For the Year ended December 31,
	2001	2000	1999
Federal income taxes
Current	$532	$172	$689
Deferred — current
Property taxes	—	14	(1)
Allowance for bad debts	—	(1)	(5)
Deferred — non-current
Accelerated depreciation	2,690	952	1,004
Rate case expenses	(13)	(45)	8
Federal tax credit carry forwards	—	4	3
Amortization of investment tax credits	(31)	—	—
Alternative minimum tax	(1,556)	(83)	128
Amortization of regulatory asset for deferred taxes	10	(15)	—
Other	187	250	(301)

Total federal income tax expense	$1,819	$1,248	$1,525

RECONCILIATION OF EFFECTIVE TAX RATE

	For the Year Ended December 31,
	2001		2000		1999
	Amount	%	Amount	%	Amount	%
	(in thousands)
Reconciliation of effective tax rate
Income before federal and state income taxes less amortization of deferred investment tax credits	$5,505	100.0	$4,056	100.0	$4,926	100.0

Amount computed at statutory rate	1,872	34.0	1,379	34.0	1,675	34.0
Reconciling items
State income tax-net of federal
tax benefit	241	4.4	247	6.0	287	5.8
Other	71	1.3	(7)	(0.2)	(2)	—

Total income tax expense and effective rate	$2,184	39.7	$1,619	39.8	$1,960	39.8

        Deferred income taxes at December 31, 2001, 2000 and 1999 were comprised of the following:

	For the Year Ended December 31,
	2001 Amount	2000 Amount	1999 Amount
	(in thousands)
Deferred tax assets related to:
Federal minimum tax credit carry forwards	$2,464	$908	$825
Federal and state operating loss carry forwards	775	685	671
Bad debt allowance	38	35	34
Valuation allowance	(590)	(685)	(671)

Total deferred tax assets	2,687	943	859

Deferred tax liabilities related to:
Property, plant and equipment basis differences	(7,993)	(4,808)	(3,601)
Expenses of rate proceedings	(84)	(97)	(155)
Property taxes	(234)	(235)	(217)
Other	(204)	60	399

Total deferred tax liabilities	(8,515)	(5,080)	(3,574)

Net deferred tax liability	$(5,828)	$(4,137)	$(2,715)

Note 3 — Income Taxes -- (Continued)

        Deferred taxes, which are classified into a net current and non-current balance, are presented in the balance sheet as follows:

	For the Year Ended December 31,
	2001 Amount	2000 Amount	1999 Amount
	(in thousands)
Deferred tax assets related to:
Current deferred tax (liability) asset	$(229)	$94	$61
Non-current deferred tax liability	(5,660)	(4,231)	(2,776)
Deferred tax asset in other assets	61	—	—

Net deferred tax liability	$(5,828)	$(4,137)	$(2,715)

Note 4 — Preferred Stock

        Artesian Resources has two classes of preferred stock outstanding. The 7% Prior Preferred stock (on which dividends are cumulative) is redeemable at Artesian Resources' option at $30.00 per share plus accrued dividends. The 9.96% Series Cumulative Prior Preferred stock has annual mandatory redemption requirements and is redeemable at Artesian Resources' option at $25.38 per share through January 31, 2002 and to $25.00 per share on February 1, 2003 and thereafter. The Company chose not to exercise the option to redeem on January 31, 2002. Under mandatory sinking fund provisions, redemptions will aggregate $100,000 (4,000 shares) annually in 2002 through 2004. The Company also has 100,000 shares of $1.00 par value Series Preferred stock authorized but unissued. See the Consolidated Statements of Stockholders' Equity.

        There are 40,000 authorized shares of the 9.96% Series Cumulative Prior Preferred stock with a par value of $25 per share, of which 12,000 and 16,000 shares were outstanding as of December 31, 2001 and 2000, respectively. Cash dividends paid in 2001 and 2000 were $32,000 and $42,000, respectively.

Note 5 — Common Stock and Additional Paid-in Capital

        The Class A Non-Voting Common Stock (Class A Stock) of Artesian Resources trades on the Nasdaq National Market under the symbol ARTNA. The Class B Common Stock of Artesian Resources trades on the Nasdaq Bulletin Board under the symbol ARTNB.

        In 1999, Artesian Resources issued 325,000 shares of Class A Stock at $25.00 per share. Net proceeds from the offering were used to reduce debt incurred to finance investment in utility plant.

        Under Artesian Resources' dividend reinvestment plan, stockholders were issued 9,906, 9,727 and 12,560 shares at fair market value for the reinvestment of $259,000, $233,000 and $283,000 of their cash dividends for the years 2001, 2000 and 1999, respectively.

Note 6 — Debt

        Artesian Water has available unsecured lines of credit, with no financial covenant restrictions, totaling $35.0 million at December 31, 2001, which are renewable annually at the banks' discretion. Borrowings under the lines of credit bear interest based on the London Interbank Offering Rate (LIBOR) plus 1.0% for 30, 60, 90, or 180 days or the banks' Federal Funds Rate plus 1.0%, at the option of Artesian Water.

        At December 31, 2001, 2000, and 1999, Artesian Water had $16.1 million, $6.3 million and $7.6 million outstanding under these lines at weighted average interest rates of 2.6%, 7.5% and 6.3%, respectively. The maximum amount outstanding was $16.7 million, $18.8 million and $11.6 million in 2001, 2000, and 1999, respectively. The twelve month average amount outstanding was approximately $14.2 million, $12.8 million and $7.1 million, at weighted average annual interest rates of 4.8%, 7.2% and 6.0% in 2001, 2000, and 1999, respectively.

        On December 29, 2000, Artesian Water issued a $20.0 million, 8.17%, twenty year Series O First Mortgage Bonds to redeem the Series K $7.0 million First Mortgage Bond and to pay down the lines of credit. On December 29, 2020 the Series O First Mortgage Bonds mature.

        On June 17, 1997, Artesian Water issued a $10.0 million, 7.84%, ten year Series M First Mortgage Bond and borrowed $2.5 million against a $5.0 million, ten year Series N First Mortgage Bond to repay the outstanding balance on the lines of credit. On September 18, 1997, Artesian Water borrowed the remaining $2.5 million on the Series N First Mortgage Bond. The $5.0 million, ten year Series N First Mortgage Bond has a fixed interest rate of 7.56%. On February 1, 2003, the Series L 8.03% First Mortgage Bond matures. No other repayments or sinking fund deposits on first mortgage bonds are required over the next five years. As of December 31, 2001 and 2000, substantially all of Artesian Water's utility plant was pledged as security for the First Mortgage Bonds. In addition, the Trust indentures contain covenants which limit long-term debt, including the current portion thereof, to 66.7% of total capitalization including the current portion of the long-term debt, and which, in certain circumstances, could restrict the payment of cash dividends. As of December 31, 2001, however, no dividend restrictions were imposed under these covenants.

        On May 4, 1999, Artesian repurchased 126,353 shares of Class B Common Stock and 24,165 shares of Class A Non-Voting Common Stock from Helena C. Taylor and Ellis D. Taylor in exchange for a promissory note (the Note) in the principal amount of $4,450,000 representing the purchase price of the stock, with a discounted present value of $4,307,000. The Note is payable quarterly, on a calendar basis, over a four-year period and in sixteen equal principal installments of $278,125, which commenced on June 30, 1999. The outstanding balance on the Note bears interest in an amount computed based on the quarterly dividend the Taylors would have received on the stock transferred to Artesian but not yet paid for by Artesian. In addition, the principal installment is adjusted on a quarterly basis to reflect changes in the book value per common share of the Company as reported in its most recent quarterly financial statement distributed to stockholders prior to the quarterly payment. Such amounts, if any, represent contingent purchase price of the stock and will be charged to retained earnings. At December 31, 2001, Artesian had $1,391,000 outstanding under this promissory note.

        On January 31, 2001, Artesian Water Company, Inc. entered into a financing agreement with the Delaware Department of Health and Social Services to borrow funds totaling not more than $4,307,144 from the State's Revolving Loan Fund under an unsecured General Obligation Note. The note bears interest of 4.48% and is payable ratably over twenty years. The effective rate of the loan, including expenses related to the closing, is 4.53%. The funds of $4,307,144 were received in August 2001. The Company used the proceeds of this revolving loan to repay outstanding short-term debt. As such, in December 2000, the Company reclassified $4,307,144 from notes payable to long-term debt on the balance sheet.

        Long-term debt consisted of:

	December 31,
	2001	2000
	(in thousands)
First Mortgage Bonds
Series L, 8.03%, due February 1, 2003	$10,000	$10,000
Series M, 7.84%, due December 31, 2007	10,000	10,000
Series N, 7.56%, due December 31, 2007	5,000	5,000
Series O, 8.17%, due December 29, 2020	20,000	20,000

	45,000	45,000
Note Payable to Ellis & Helena Taylor	1,391	2,503
State revolving fund loan	4,307
Note Payable		4,307
Capitalized lease obligations		26

	50,698	51,836
Less current maturities	1,328	1,119

	$49,370	$50,717

	2002	2003	2004	2005	2006
	(in thousands)
Payments due by period:
Long-term debt	$—	$10,000	$—	$—	$—
State revolving fund loan	$137	$143	$150	$156	$163
Note payable to Ellis & Helena Taylor	$1,113	$278	$—	$—	$—

Total payments	$1,250	$10,421	$150	$156	$163

Note 7 — Non-Utility Operating Revenue and Expenses

        Artesian Wastewater Management, Inc. (Artesian Wastewater) is a non-regulated subsidiary of Artesian Resources, which provides wastewater treatment services in Delaware. On March 12, 1997, Artesian Wastewater became a one-third owner in AquaStructure Delaware, LLC, which designs, builds and/or operates wastewater treatment facilities.

        Non-utility operating revenue consists of $116,000, $43,000 and $40,000 in income received by Artesian Wastewater in 2001, 2000 and 1999.

        Non-utility operating expenses are as follows:

	2001	2000	1999
	(in thousands)
Artesian Wastewater	$66	$33	$25
Artesian Resources	2	6	12
Artesian Development	—	—	—

Total	$73	$39	$37

Note 8 — Related Party Transactions

        The office building and shop complex utilized by Artesian Water are leased at an average annual rental of $180,000 from a partnership, White Clay Realty, in which certain of Artesian Resources' officers and directors are partners. The lease expires in 2002, with provisions for renewals for two 5-year periods thereafter. Management believes that the payments made to White Clay Realty for the lease of its office building and shop complex and maintenance costs, taxes and other ownership type costs paid are comparable to what Artesian Water would have to pay to unaffiliated parties for similar facilities (See Note 11).

        Artesian Water leased certain parcels of land for water production wells from Glendale Enterprises Limited, a company wholly-owned by Ellis D. Taylor, at an annual rental of $44,000. Renewal of the lease was automatic from year to year unless 60 day's written notice was given by either party before the end of the year's lease. During 2000, Artesian was notified by Glendale Enterprises Limited that it desired to discontinue the lease for the well sites. In its attempt to acquire the property from the lessor, Artesian received a claim from an unrelated third party with regard to lease payments made since 1986. In January 2001, the parties agreed to settle the ownership dispute, the third party withdrew its claim, and Artesian acquired the property.

        Rental expense associated with related party transactions are as follows:

	2001	2000	1999
	(in thousands)
White Clay Realty	$178	$179	$182
Glendale Enterprises	—	—	45

Total	$178	$179	$227

Note 9 — Stock Compensation Plans

        At December 31, 2001, the Company had two stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for compensation expense under its plans. Accordingly, the aggregate compensation cost that has been charged against income for the two plans was $38,000, $41,000 and $42,000 for 2001, 2000, and 1999, respectively. Had compensation cost for the Company's two plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method required by Statement of

Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company's net income and net income per common share would have been reduced to the pro-forma amounts indicated below:

	2001	2000	1999
	(in thousands, except per share data)
Net income applicable to common stock
As reported	$3,270	$2,390	$2,909
Pro-forma	$3,140	$2,299	$2,782
Basic net income per common share
As reported	$1.61	$1.19	$1.48
Pro-forma	$1.55	$1.15	$1.42
Diluted net income per common share
As reported	$1.58	$1.17	$1.46
Pro-forma	$1.52	$1.12	$1.39

        In 1992, the Company instituted the 1992 Non-Qualified Stock Option Plan (the 1992 Plan), which was subsequently amended in 1998. Under the 1992 Plan, options to purchase shares of Class A Stock may be granted to employees at prices not less than 85% of the fair market value on the date of grant. Employees who participate and who are not executive officers or directors of the Company may receive options to purchase up to 1,000 shares. Each director or officer who participates in any year may request an option to purchase 3,000 shares of stock. The option price for directors and officers of the Company is 90% of the fair market value on the date of grant. Options granted under this plan to employees who are not executive officers or directors extend for a period of one year. Options granted to officers and directors extend to a period of ten years. All options are exercisable after six months of service from the date of initial grant, and are adjusted for stock dividends and splits. Employees, officers and directors become eligible to exercise options under the 1992 plan, after one year of service to the Company.

        In 1996, the Company instituted the Incentive Stock Option Plan (the ISO Plan), under which the Company may grant options to its key employees and officers for up to 100,000 shares of Class A Stock. Options are granted at the fair market value on the date of grant. The option exercise period shall not exceed ten years from the date of grant and will be determined by the Company for each stock option granted. Options granted will vest in accordance with the terms and conditions determined by the Company and are adjusted for stock dividends and splits.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 4.2%, 4.6% and 4.2%; expected volatility of 0.34%, 0.34% and 0.31%; risk free interest rates of 3.16%, 6.17% and 5.08% for the employee options under the 1992 Plan, 4.93%, 6.44% and 5.58% for the director and officer options under the 1992 Plan and 4.93%, 6.69% and 5.58% for the 2001, 2000 and 1999 ISO Plan options respectively; and expected lives of one year for the employee options and five years for the director and officer options under the 1992 Plan for all years, five years for the 2001, and eight years for the 2000 and 1999 ISO Plan options. Shares of common stock have been reserved for future issuance under all of the foregoing options.

        The following summary reflects changes in the shares of Class A Stock under option:

	2001		2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Plan options
Outstanding at beginning of year	149,016	$18.14	127,640	$17.35	84,057	$15.21
Granted	40,361	$23.78	31,756	$21.91	49,411	$20.69
Exercised	(5,462)	$14.95	(3,500)	$16.24	(5,359)	$23.27
Canceled	(11,312)	$19.44	(6,880)	$21.83	(469)	$17.30

Outstanding at end of year	172,603	$19.47	149,016	$18.14	127,640	$17.35

Options exercisable at year end	121,207	$17.78	110,395	$17.02	87,999	$16.08

Weighted average fair value of options granted during the year		$24.42		$23.17		$21.21

        The following tables summarize information about employee stock options outstanding at December 31, 2001:

Options Outstanding

Range of Exercise Price	Shares Outstanding at December 31, 2001	Weighted Average Remaining Life	Weighted Average Exercise Price
$12.71-$19.13	80,696	5.65 Years	$15.88
$20.60-$26.84	91,907	7.89 Years	$22.63

Options Exercisable

Range of Exercise Price	Shares Exercisable at December 31, 2001	Weighted Average Exercise Price
$12.71-$17.13	68,696	$15.31
$19.13-$23.13	52,511	$21.02

Note 10 — Employee Benefit Plans

        401(k) Salary Reduction Plan — Artesian Resources has a defined contribution 401(k) Salary Reduction Plan (the Plan) which covers substantially all employees. Under the terms of the Plan, Artesian Resources contributes 2% of eligible salaries and wages and matches employee contributions up to 6% of gross pay at a rate of 50%. Artesian Resources may, at its option, make additional contributions of up to 3% of eligible salaries and wages. No such additional contributions were made in 2001, 2000 and 1999. Plan expenses, which include Company contributions and administrative fees, for the years 2001, 2000 and 1999, were approximately $310,000, $323,000 and $188,000, respectively.

        Post-retirement Benefit Plan — Artesian Resources has a Post-retirement Benefit Plan (the Benefit Plan), which provides medical and life insurance benefits to certain retired employees. Prior to the amendment of the Benefit Plan, substantially all employees could become eligible for these benefits if they reached retirement age while still working for Artesian Resources.

        Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), requires Artesian Resources to accrue the expected cost of providing post-retirement health care and life insurance benefits as employees render the services necessary to earn the benefits. Artesian Resources elected to defer recognition and amortize its transition obligation over twenty years.

        Artesian Resources recognized an offsetting regulatory asset with respect to the SFAS 106 liability. This asset is recorded based on the Delaware PSC order which permits Artesian Water to continue recovery of postretirement health care and life insurance expense on a pay-as-you-go basis for the remaining eligible employees. Artesian Water anticipates liquidating its SFAS 106 obligation and substantially recovering the expenses in rates over a period of approximately 20 years (based on the age and life expectancy of the remaining eligible participants). Further, expense recovery as a percentage of rates is expected to remain constant over the initial years, and then decline until the obligation is liquidated. Amounts charged to expense were $95,000, $83,000 and $89,000 for 2001, 2000 and 1999, respectively.

        The following table sets forth the amount recognized in Artesian Resources' Consolidated Balance Sheet for the Benefit Plan as of December 31:

	2001	2000
	(in thousands)
Change in Benefit Obligation:
Benefit obligation at beginning of year	$950	$1,067
Interest cost	70	79
Plan participant contributions	3	3
Actuarial (gain)/loss	71	(109)
Benefits paid	(86)	(90)

Benefit obligation at end of year	$1,008	$950

Change in Plan Assets:
Fair value of plan assets at beginning of year	$0	$0
Employer contributions	83	87
Plan participant contributions	3	3
Benefits paid	(86)	(90)

Fair value of plan assets at end of year	$0	$0

Accrued Expense:
Funded status	$(1,008)	$(950)
Unrecognized net gain	(460)	(618)
Unrecognized transition obligation	102	110

Accrued postretirement benefit cost	$(1,366)	$(1,458)

        For measurement purposes, a 12.0% annual rate of increase in per capita cost of covered health care benefits was assumed for 2001; the rate was assumed to decrease gradually to 5% through the year 2009 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 2001 by $65,000 and the interest cost component of net periodic post-retirement benefit cost for the year then ended by $5,000.

        The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 7.00% and 7.75% for the years ended December 31, 2001 and 2000.

        Supplemental Pension Plan — Effective October 1, 1994, Artesian Water established a Supplemental Pension Plan (the Supplemental Plan) to provide additional retirement benefits to full-time employees hired prior to April 26, 1994. The purpose of the Supplemental Plan is to help employees save for future retiree medical costs, which will be paid by employees. The Supplemental Plan accomplishes this objective by providing additional cash resources to employees upon a termination of employment or retirement, to meet the cost of future medical expenses. Artesian Water has established a contribution based upon each employee's years of service ranging from 2% to 6% of eligible salaries and wages. Artesian Water also provides additional benefits to individuals who were over age 50 as of January 1, 1994. These individuals are referred to as the Transition Group. Effective November 1, 1994, individuals eligible for the Transition Group had the opportunity to defer compensation to the Supplemental Plan, and to receive a transition matching contribution for 5 years. Each one-dollar of eligible salaries and wages deferred by the Transition Group was matched with three, four, or five dollars by Artesian Water based on the employee's years of service subject to certain limitations under the federal tax rules. Plan expenses, which include Company contributions and administrative fees, for the years 2001, 2000, and 1999 were approximately $220,000, $177,000 and $267,000, respectively.

Note 11 — Commitments

        The office building and shop complex are leased at an average annual rental of $180,000 from a partnership, White Clay Realty (See Note 8). The lease renewal commenced January 1, 1998, and is being accounted for as an operating lease. The lease expires in 2002, with provisions for renewals for two 5-year periods thereafter.

        In 1995, Artesian Water entered into four 5-year leases for computer equipment and in 1997 Artesian Water entered a 10-year lease for a land easement. Both have been recorded as capital leases. Also in 1997, Artesian Water entered into a 33 year operating lease for a parcel of land with improvements located in South Bethany, a municipality in Sussex County, Delaware.

        During 1996, Artesian Water entered into a 10-year lease commitment for office space. Rent expense for 2001, 2000 and 1999 for the office space was $69,000, $67,000 and $66,000, respectively.

        Future minimum annual rental payments under these lease obligations for the five years subsequent to 2001 are as follows:

(in thousands)
2002	$246
2003	72
2004	74
2005	76
2006	13

$481

        Artesian Water has two water service interconnection agreements with two neighboring utilities, which require minimum annual purchases. Rates charged under all agreements are subject to change. Effective August 1, 1997, Artesian Water renegotiated the contract with Chester Water Authority to, among other things, reduce the minimum purchase requirements from 1,459 million gallons to 1,095 million gallons annually and to extend the contract through the year 2021. The minimum annual purchase commitments for all interconnection agreements for 2002 through 2006 and the aggregate total for the years 2007 through 2021, at current rates, are as follows:

(in thousands)
2002	$2,670
2003	2,670
2004	2,677
2005	2,670
2006	2,670
2007 through 2021	35,997

$49,354

        Expenses for purchased water were $2,752,000, $2,551,000 and $2,440,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

        In 2001, Artesian Water entered into a 5-year agreement with Allied Painting, Inc. to paint all tanks that are scheduled to be painted in the next 5 years, including those scheduled for 2001. The expenditures committed to in the agreement for the years 2002-2005 are as follows:

(in thousands)
2002	$249
2003	249
2004	249
2005	249

$996

        Budgeted mandatory utility plant expenditures, due to planned governmental highway projects which require the relocation of Artesian Water's water service mains, expected to be incurred in 2002 through 2006 are as follows:

(in thousands) (unaudited)
2002	$1,405
2003	1,700
2004	500
2005	1,200
2006	900

$5,705

        The exact timing and extent of these relocation projects is controlled primarily by the Delaware Department of Transportation.

Note 12 — Geographic Concentration of Customers

        Artesian Water provides water utility service to customers within its established service territory in portions of Delaware, pursuant to rates filed with and approved by the Delaware PSC. As of December 31, 2001, Artesian Water was serving 66,173 customers.

Note 13 — Rate Proceedings

        On December 5, 2000, Artesian Water filed a petition with the Delaware PSC to implement new rates seeking increased revenues of approximately 22.57% or $6.4 million on an annualized basis. Effective February 3, 2001, Artesian Water was permitted, through temporary rates approved by the Delaware PSC, to collect an increase of $2.5 million on an annualized basis, subject to refund, until permanent rates were approved by the Delaware PSC.

        On June 19, 2001, the Delaware PSC approved a settlement that Artesian Water entered into with Staff of the Delaware Public Service Commission (Staff) and the Division of the Public Advocate (DPA) on June 6, 2001. The parties' stipulated agreement provided for an increase in rates designed to provide the Company an additional $3.7 million in annualized revenues. The settlement, as approved, also allowed the Company a return on equity of 10.5%. The new rates approved by the Delaware PSC became effective July 1, 2001.

Note 14 — Net Income Per Common Share and Book Value Per Common Share

        Basic net income per share is based on the weighted average number of common shares outstanding. Diluted net income per share is based on the weighted average number of common shares outstanding and potentially dilutive effect of employee stock options.

        The following table summarizes the shares used in computing basic and diluted net income per share:

	Years Ended December 31,
	2001	2000	1999
	(in thousands)
Average common shares outstanding during the period for Basic computation	2,026	2,007	1,961
Dilutive effect of employee stock options	46	37	35

Average common shares outstanding during the period for Diluted computation	2,072	2,044	1,996

        Book value per common share was $16.87, $16.22 and $16.36 at December 31, 2001, 2000, and 1999, respectively. These amounts were computed by dividing stockholders' equity excluding preferred stock by the number of basic weighted average shares of common stock outstanding at the end of each year.

Note 15 — Selected Consolidated Quarterly Financial Data (Unaudited)

        The following table presents certain historical consolidated statements of operations data for each quarter for the fiscal years ended December 31, 2001 and 2000.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2001	2000	2001	2000	2001	2000	2001	2000
	(in thousands, except per share data)

Operating revenues	$6,960	$6,348	$7,974	$7,239	$8,947	$7,022	$8,106	$6,942
Operating income	1,270	1,073	1,889	1,883	2,549	1,644	1,693	1,611
Net income applicable to common stock	256	235	885	991	1,445	622	684	542
Income per common share
Basic	$0.13	$0.12	$0.44	$0.49	$0.71	$0.31	$0.34	$0.27
Diluted	$0.12	$0.11	$0.43	$0.48	$0.70	$0.30	$0.33	$0.26

Note 16 — Impact of Recent Accounting Pronouncements

        In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Because the Company is regulated, goodwill that is recovered through ratemaking will continue to be amortized. Statement 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

        The Company is required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, and Statement 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized as they were prior to the adoption of Statement 142. Our adoption of this statement will not have a material impact on our financial condition or results of operations.

        In August 2001, the FASB issued statement No. 143, Accounting for Asset Retirement Obligations. Statement No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement No. 143 requires recognition of a liability at fair value and an increase to the carrying value of the related asset for any retirement obligation. This amount would then be amortized over the life of the asset. The liability would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows. This statement is effective June 2003. Our adoption of this statement will not have a material impact on our financial condition or results of operations.

        In October 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 incorporated the disposal of a business segment into the framework of Statement No. 121. Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also excludes goodwill that was included in Statement No. 121 scope and provided refinement to cash flow estimations for defining any applicable impairment. This Statement is effective January 1, 2002. Our adoption of this statement will not have a material impact on our financial condition or results of operations.

        We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

500,000 Shares

Class A Non-Voting Common Stock

PROSPECTUS

JANNEY MONTGOMERY SCOTT LLC
J.J.B. HILLIARD, W.L. LYONS, INC.

May 31, 2002

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Our Address and Telephone Number
The Offering
Summary Consolidated Financial Information (In thousands, except per share and operating data)
FORWARD LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
COMMON STOCK PRICE RANGE AND DIVIDENDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR COMPANY
MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
ARTESIAN RESOURCES CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
ARTESIAN RESOURCES CORPORATION CONSOLIDATED BALANCE SHEET (in thousands)
ARTESIAN RESOURCES CORPORATION CONSOLIDATED STATEMENT OF INCOME (Unaudited) (in thousands, except per share amounts)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (Unaudited) (in thousands)
ARTESIAN RESOURCES CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited) (in thousands)
ARTESIAN RESOURCES CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
ARTESIAN RESOURCES CORPORATION CONSOLIDATED BALANCE SHEET (in thousands)
ARTESIAN RESOURCES CORPORATION CONSOLIDATED STATEMENT OF OPERATIONS (in thousands, except per share amounts)
ARTESIAN RESOURCES CORPORATION CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands)
ARTESIAN RESOURCES CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
ARTESIAN RESOURCES CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (in thousands)
ARTESIAN RESOURCES CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (in thousands)
ARTESIAN RESOURCES CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
COMPONENTS OF INCOME TAX EXPENSE: (in thousands)
RECONCILIATION OF EFFECTIVE TAX RATE